

ADVANCING INTO A NEW PHASE OF GROWTH

> ANNUAL REPORT 2012



eldoradogold

JINFENG OPEN PIT, CHINA



Eldorado Gold is a Canadian-based gold producer with mines, development projects and exploration programs in China, Turkey, Greece, Brazil and Romania. Eldorado is on track to expand gold production by 125 percent over the next four years, making it the world's fastest-growing intermediate gold producer.



2012 Highlights

FINANCIAL

($ millions except as noted)	2012	2011	2010
Revenues (from all metals)	1,147.5	1,103.7	793.7
Gross profit from gold mining operations	595.0	610.8	400.7
Profit attributable to shareholders of the Company	305.3	318.7	221.0
Cash flow from operations (before changes in working capital)	447.7	502.1	357.9
Capital spending	426.2	272.8	226.3
Cash and cash equivalents	816.8	393.8	314.3
Total assets	7,928.1	3,960.4	3,685.4
Total long-term financial liabilities	662.9	63.2	113.4

OPERATIONAL

	2012	2011	2010
Gold produced (oz)*	656,324	658,652	632,539
Gold sold (oz)	625,394	658,919	639,949
Average realized gold price ($/oz)	1,674	1,581	1,223
Total cash costs ($/oz)	554	472	423
Cash operating costs ($/oz)	483	405	382
Gold reserves (Moz)	25.8	19.0	18.7
Iron ore produced (t)	613,780	537,958	182,808
Iron ore sold (t)	603,668	473,387	89,074
Average realized iron ore price ($/t)	76	120	94
Cash costs ($/t)	60	64	46
Lead/zinc concentrate produced (t)	50,680	–	–
Lead/zinc concentrate sold (t)	52,934	–	–
Average realized concentrate price ($/t)	905	–	–
Cash costs ($/t)	729	–	–

*Includes pre-commercial production

SHAREHOLDERS

($ except as noted)	2012	2011	2010
Earnings per share attributable to shareholders of the Company (Basic)	0.44	0.58	0.41
Cash flow from operations per share (before changes in working capital)	0.43	0.93	0.55
Dividends paid per share	0.15	0.11	0.05
Weighted average shares outstanding (Basic)	689,007	549,791	542,861


EFEMÇUKURU PROCESSING PLANT, TURKEY


EFEMÇUKURU PROCESSING PLANT, TURKEY

STRONG EARNINGS AND CASH FLOW GROWTH


$ 1.00
$ 0.80
$ 0.60
$ 0.40
$ 0.20
$ 0.00
US$/SHARE
2008
2009
2010
2011
2012
EPS
CFPS

STRONG REVENUE GROWTH


$ 1,400,000
$ 1,200,000
$ 1,000,000
$ 800,000
$ 600,000
$ 400,000
$ 200,000
$ 0
US$ (x 1,000)
2008
2009
2010
2011
2012
REVENUE

STRONG RESERVE AND RESOURCE GROWTH


60
50
40
30
20
10
0
OZ/1,000 SHARES
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
OZ (x 1,000)
2008
2009
2010
2011
2012
PROVEN AND PROBABLE
MEASURED & INDICATED
2P/1,000 SHARES
M&I/1,000 SHARES

PRODUCTION AND CASH COST PROFILE


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
OZ
$ 1,800
$ 1,600
$ 1,400
$ 1,200
$ 1,000
$ 800
$ 600
$ 400
$ 200
$ 0
US$/OZ
2008
2009
2010
2011
2012
GOLD PRODUCTION
REALIZED PRICE
OPERATING CASH COST

NET CASH POSITION


$ 1,000,000
$ 800,000
$ 600,000
$ 400,000
$ 200,000
$ 0
-$ 200,000
-$ 400,000
-$ 600,000
-$ 800,000
US$ (x 1,000)
2008
2009
2010
2011
2012
CASH & CASH EQUIVALENTS
RESTRICTED CASH
TOTAL DEBT
NET CASH

EXPANDING MARGINS PER OUNCE


$1400
$1200
$1000
$800
$600
$400
$200
$0
US$/OZ
2008
2009
2010
2011
2012
MARGIN

Letter to Shareholders



STACKERS AT KIŞLADAĞ, TURKEY



UNDERGROUND AT EFEMÇUKURU, TURKEY



GOLD POUR AT WHITE MOUNTAIN, CHINA

ADVANCING INTO A NEW PHASE OF GROWTH

Looking back on our performance and the accomplishments of 2012, it is clear that Eldorado is well positioned for a new phase of growth. This past year was one of many achievements, including an important acquisition that broadened our portfolio, ongoing investment to develop our assets and debt financings that strengthened our balance sheet.

In February 2012 we completed the acquisition of European Goldfields (EGU), which significantly increased our gold reserves and enhanced our project pipeline in Greece and Romania. The high-quality and long-life nature of the Olympias, Skouries and Certej assets have enhanced our portfolio. It is a testament to the strength of our technical and management team that we quickly and successfully integrated these assets.

While we are developing three of the four assets acquired from EGU, I am extremely pleased with the significant upside we have already realized at the Certej project in Romania. In addition to receiving approval of the Environmental Permit in July, we announced a 1.57 million ounce increase in the project's measured and indicated gold resources in October. I believe Certej has the potential to be a superior asset for Eldorado.

The EGU acquisition, combined with our fourth expansion of Kışladağ in Turkey, positions Eldorado as one of the fastest-growing intermediate gold producers globally. We are on track to grow production 125 percent to 1.5 million ounces over the next four years, while decreasing our cash operating costs by approximately 50 percent to US$300-$350 net of by-products.

*Based on a $1,700 gold price assumption, cash costs of $300 (net of by-products) and gold production of ~1.5 million ounces.

Our assets will generate significant cash flow, with average annual earnings before income tax, depreciation and amortization (EBITDA) anticipated to grow to US$1.9 billion in 2016.*

We ended the year by further strengthening our balance sheet. In the final months of 2012, we completed a $600 million senior note offering and increased our credit facility to $375 million. The note offering and enhanced credit facility give us added flexibility as we develop our assets and ramp up production.

CONSISTENT OPERATING PERFORMANCE

Record production at our flagship Kışladağ mine in Turkey enabled us to reach our mid-year production target, but temporary setbacks at Efemçukuru and Jinfeng resulted in lower than anticipated total gold production and higher cash costs. Driven by Kışladağ's successful year, total gold production for 2012 was 656,324 ounces at a cash operating cost of US$483 per ounce . Total cash costs were US$554 per ounce.

In Turkey, we are continuing to make excellent progress on the fourth expansion of Kışladağ that will double current throughput from 12.5 million tonnes to 25 million tonnes per year. This expansion is expected to be complete in late 2014.

We also had continued success in our exploration activities in 2012. We converted inferred resource peripheral to the core deposit at Skouries into measured and indicated resources and added to the inferred resources at Efemçukuru and Tanjianshan.
At Piavitsa, near our Skouries and Olympias development projects, we were pleased to announce a new inferred resource.

SOLID FINANCIAL RESULTS

Our operating performance in 2012 resulted in solid financial results, with gold revenues increasing by 0.5 percent to $1,047.1 million. Lower sales volumes were offset by higher gold prices, with an average realized gold price of $1,674 per ounce for the year. Profit attributable to shareholders of the Company was $305.3 million or $0.44 per share.

I am pleased to report that we maintained our commitment to paying a semi-annual dividend. In 2012, we paid dividends of $0.15/share, an increase of 36 percent over 2011 that reflects a stronger gold price and consistent annual gold production.

OUR SHARE PRICE PERFORMANCE IN 2012

Although we had a year of many significant achievements, these accomplishments were not immediately reflected in our share performance in 2012. We did, however, outperform the S&P/TSX Global Gold Index, in 2012 and have consistently done so for the past five years.

Our focus remains on the longer term and ensuring that we are making the capital investments in our assets to achieve long-term sustainable growth with high margins. This will continue to allow the company to increase free cash flow and earnings per share.

A COMMITMENT TO SAFETY AND SHARED VALUES

Wherever we operate, we work closely with local communities to create employment opportunities, improve access to education and healthcare, protect the environment and develop infrastructure. Our goal of operating responsibly and maximizing the potential of our assets, balance sheet and people enables us to create long-term growth and deliver shared value for all of our stakeholders – today, tomorrow and in the future.

This is the second year we have produced a Sustainability Report to document our progress on environmental, safety, health and community initiatives. Some of the highlights of our 2012 performance in these areas include:

- Improvements in our safety performance, with a lost-time incident frequency rate reduced by 17 percent compared to 2011
- Achieving a year with no major environmental incidents
- Becoming a signatory to the Cyanide Code
- Spending more than US$7 million on community development projects, including investments in infrastructure, education and health.

LOOKING FORWARD

As we move into 2013 we are in a superb position to build on the progress we made in 2012. We are focused on delivering on our targets and continuing to operate safely and responsibly.

I would like to thank our most important asset, our people, for their continued hard work and dedication. It is their skills, ideas and passion that are at the heart of Eldorado's success. We look forward to sharing this success with all our stakeholders in 2013.

Sincerely,



PAUL N. WRIGHT
Chief Executive Officer
March 15, 2013

Where We Operate



Eldorado is focused on building a solid and successful gold mining company. Our vision is to create a long-term, profitable business with healthy margins using a disciplined approach to growth. We combine our technical expertise with prudent financial management to grow our resources and reserves, develop our assets, increase production levels and identify new opportunities. Through exploration, discovery, development and production, we create and deliver value for all our stakeholders.

2
1 BRAZIL


7
ROMANIA
5
6
3
GREECE
4
8
9
TURKEY




13
12
10
CHINA
11

PRODUCTION

CONSTRUCTION

DEVELOPMENT

Operating Mines

- 2 **VILA NOVA IRON ORE,** BRAZIL
- 5 **STRATONI,** GREECE
- 8 **EFEMÇUKURU,** TURKEY
- 9 **KIŞLADAĞ,** TURKEY
- 10 **TANJIANSHAN,** CHINA
- 11 **JINFENG,** CHINA
- 12 **WHITE MOUNTAIN,** CHINA

Development Projects

- 1 **TOCANTINZINHO,** BRAZIL
- 3 **OLYMPIAS,** GREECE
- 4 **SKOURIES,** GREECE
- 6 **PERAMA HILL,** GREECE
- 7 **CERTEJ,** ROMANIA
- 13 **EASTERN DRAGON,** CHINA

A Track Record of Growth

> Over the past five years we have doubled our production, materially increased our resources and reserves and maintained cash operating costs in the lowest quartile of the global cost curve.

The following three elements underpin our success:

1 ASSET QUALITY

Our robust portfolio of assets consists of high-quality, long-life mines and development projects. These elements are critical in maintaining low cash operating costs while sustaining a strong production profile. The quality of our assets is such that they remain profitable even at lower metal prices.

Our asset base is also well balanced across the mining life cycle, with our mine expansions and development projects driving organic growth. Our mine expansions at Kışladağ and Olympias, and development projects at Skouries and Perama Hill, will account for 75 percent of production growth by 2016. Our project pipeline is considered one of the best in the industry, with five of our development projects ranking in the top half of gold projects scheduled to begin production between 2012 and 2020.*

With the addition of the assets we acquired in February 2012, we have expanded the geographic diversification of our portfolio. We now have seven operating mines and six development projects across five countries on three continents, reducing concentration risk to any one region.

> GOLD PRODUCTION


OZ (x1,000)
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
GUIDANCE VS ACTUAL

> GOLD PRODUCTION BY COUNTRY (2012)


TURKEY
CHINA

> CASH COSTS


$/OZ
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
GUIDANCE VS ACTUAL

> GOLD PRODUCTION BY COUNTRY (2016E)


TURKEY
CHINA
GREECE
ROMANIA


8 KM TUNNEL ACCESS AT STRATONI, GREECE

2 TECHNICAL EXPERTISE

Discovering, developing and operating mines is what we do. Eldorado discovered, built, expanded and operates the largest gold mine in Turkey, Kışladağ, and is the largest foreign gold producer in China. Since 2005, we have built four mines in three countries. With skilled in-country teams and close partnerships with local contractors, we have up-to-date knowledge of costs and build times.

Our technical expertise also allows us to maximize the value of our current assets and identify new opportunities where our skills and experience can add value.

We have consistently realized value from Kışladağ through three expansions that have increased throughput from 5 million tonnes per year to 12.5 million tonnes per year. Now in its fourth phase of expansion, with completion scheduled for late 2014, Kışladağ is set to double throughput again to 25 million tonnes per year.

Our technical expertise has also uncovered significant value from the Certej asset in Romania acquired through the EGU transaction. In October 2012, we announced an increase of 1.57 million ounces of gold in measured and indicated resources at the Certej project. Year-on-year, we have increased our resources at a compound average growth rate of approximately 28 percent.**

3 CAPITAL DISCIPLINE

Our prudent financial management continues to result in a strong balance sheet. We use a rigorous planning, budgeting and forecasting process to determine the funds we will need to support our ongoing operations and future development plans. The successful completion of a $600 million senior note offering in December 2012 and an increased revolving credit facility of $375 million provide us with additional flexibility as we continue to develop our mines, projects and exploration programs. Our focus on being a low cost operator of high-quality assets continues to return healthy margins that further strengthen our balance sheet and enable us to maintain a semi-annual dividend.

*Source BMO Capital Research, May 7, 2012
** Over a five year period.

A Leading Growth Profile

> By 2016 we aim to:

- Produce over 1.5 million ounces of gold
- Have cash operating costs of $300-$350/oz, net of by-products
- Maintain the strength of our balance sheet
- Continue to distribute an attractive dividend to shareholders

Over the next four years, we're forecasting significant production growth and decreasing cash operating costs. Currently, we operate in the lowest quartile of the industry cash operating cost curve (2012: $483/ounce), and by 2016, we estimate our cash operating costs (net of by-products) will decline to $300-$350/ounce.

ESTIMATED GOLD PRODUCTION 2012 - 2016



GOLD PRODUCTION (OZ)
1,650,000
1,500,000
1,350,000
1,200,000
1,050,000
900,000
750,000
600,000
450,000
300,000
150,000
0
2012
2013
2014
2015
2016
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
US$/OZ
PERAMA HILL
OLYMPIAS
SKOURIES
WHITE MOUNTAIN
EASTERN DRAGON
TANJIANSHAN
JINFENG
CERTEJ
EFEMÇUKURU
KIŞLADAĞ
CASH OPERATING COST (by-product)



EFEMÇUKURU PROCESSING PLANT, TURKEY

Identifying Platforms for Growth

Eldorado has always taken a targeted and disciplined approach to new opportunities. We have never completed acquisitions for the sake of growth alone. Instead, we have sought out specific opportunities that enhance our project pipeline and help us achieve our goal of becoming a 1.5 million to 2 million ounce gold producer while retaining a cost structure in the lowest quartile in our industry. We look for prospects that add value to our portfolio over both the short and long term, and we seek out high-quality assets in areas where we have prior operating experience.

> The European Goldfields assets were an excellent strategic fit for Eldorado. The transaction provides shareholders with unparalleled value and gives them exposure to:

- Underexplored, highly prospective areas with transformational organic growth potential
- Exceptional quality, long-life assets in jurisdictions with excellent infrastructure as well as experienced and growing local teams
- Increased gold reserves of 10 million ounces
- A leading growth profile with production reaching 1.5 million ounces in 2016

Key Value Drivers in Eldorado's Portfolio

OLYMPIAS AND SKOURIES

The Olympias polymetallic gold, silver, lead and zinc mine and the Skouries gold-copper porphyry deposit together account for approximately 30 percent of Eldorado's total proven and probable gold reserves. They rank second (Olympias) and third (Skouries), behind Kışladağ in terms of the size of the gold reserves they bring to Eldorado's portfolio. They also account for 30 percent of Eldorado's production growth by 2016. Both are long-life assets with current mine lives of 21 and 27 years, respectively.

The exploration and development potential of the Chalkidiki district, in which the Olympias, Skouries and Stratoni assets are located, is significant. Geologically, the area is a metallogenic belt with multiple deposit styles within a 10 kilometre radius. Eldorado has a strategic land position in Chalkidiki, with untested targets that provide excellent upside potential.

From a development perspective, the Olympias, Skouries and Stratoni projects are also located within a 10 kilometre radius of each other in an area with excellent infrastructure that includes roads, power and port access. We have strong government support, environmental permits for both Olympias and Skouries, and experienced and growing teams on the ground.

OLYMPIAS, GREECE

Overview	
Location	Chalkidiki Peninsula, Northern Greece
Deposit	Replacement mixed sulfide
Ownership	95% Eldorado/5% Aktor Investment Holdings Limited
Type	Underground (UG) mine (previously mined using UG drift and fill)
Expected Life of Mine	21 years
Estimated Development Capital	US$165 million (to Phase II UG production)
Production (from tailings)	Q4 2012

Production and Cash Costs	2013E
Gold Production (from tailings)	35,000–40,000 oz
Cash Operating Cost	US$780–$800/oz

SKOURIES, GREECE

Overview	
Location	Chalkidiki Peninsula, Northern Greece
Deposit	Gold-copper porphyry
Ownership	95% Eldorado/5% Aktor Investment Holdings Limited
Type	Open pit and underground
Expected Life of Mine	27 years
Strip Ratio (open pit)	0.7:1
Estimated Development Capital	US$340 million (to plant production from open pit)
Production Expected	2015

CHALKIDIKI MINING DISTRICT



AEGEAN SEA
OLYMPIAS
8 KM UNDERGROUND TUNNEL
PIAVITSA
STRATONI MINE
STRATONI PORT FACILITY
SKOURIES
FISOCA
GREECE
TSIKARA
0 5 10 KILOMETERS
GREECE
ATHENS
OPERATING MINE
CONSTRUCTION PROJECT
EXPLORATION TARGET
PERMIT BOUNDARY


OLYMPIAS PROCESSING PLANT, GREECE

CERTEJ, ROMANIA

Overview

Location	Golden Quadrilateral area of the Apuseni Mountains, Western Romania
Deposit	Epithermal gold-silver deposit
Ownership	80% Eldorado/19.25% Minvest SA/ 0.75% Three minority shareholders
Type	Open pit (previously mined via shallow open pit)
Production Expected	2015

CERTEJ PROJECT



UKRAINE
MOLDOVA
HUNGARY
CLUJ-NAPOCA
TIMISOARA
ROMANIA
DEVA
CERTEJ
SERBIA
BUCHAREST
BULGARIA
GOLDEN QUADRILATERAL
FERTILE BELTS
Au by ENDOWMENT
> 10 Moz
5-10 Moz
1-5 Moz
< 1 Moz

CERTEJ

We have already realized increased value from the Certej project in Western Romania since acquiring it in February 2012. Exploration drilling results targeting the western margin of the deposit and the deeper levels of the central deposit between the west and main pit areas increased measured and indicated gold resources by 1.5 million ounces. With these promising initial results, we believe the Certej project may have the potential to become a 4.5 million to 5 million ounce deposit. The epithermal systems around Certej also provide the possibility of additional upside in this prospective region.

Production Highlights

Q4 AND FULL YEAR 2012 GOLD PRODUCTION HIGHLIGHTS (IN US$)

	First Quarter 2012	Second Quarter 2012	Third Quarter 2012	Fourth Quarter 2012	Fourth Quarter 2011	Full Year 2012	Full Year 2011
Gold Production							
Ounces Sold	150,661	132,919	154,841	186,973	168,712	625,394	658,919
Ounces Produced[1]	155,535	140,694	169,565	190,530	168,451	656,324	658,652
Realized Price ($/oz - sold)	1,707	1,612	1,670	1,696	1,686	1,674	1,581
Cash Operating Cost ($/oz)[2,4,5]	452	480	493	502	418	483	405
Total Cash Cost ($/oz)[3,4,5]	529	550	567	566	486	554	472
Kışladağ Mine, Turkey							
Ounces Sold	65,164	61,991	83,750	78,151	80,572	289,056	284,917
Ounces Produced	65,707	61,575	84,016	77,996	80,339	289,294	284,648
Tonnes to Pad	3,140,492	3,259,574	3,245,700	2,960,809	3,374,541	12,606,575	12,430,447
Grade (grams/tonne)	1.13	1.30	1.05	1.32	0.97	1.20	0.95
Cash Operating Cost ($/oz)[4,5]	339	333	334	324	353	332	374
Total Cash Cost ($/oz)[3,4,5]	374	357	363	353	379	361	398
Efemçukuru Mine, Turkey							
Ounces Sold	-	-	-	37,046	-	37,046	-
Ounces Produced[1]	4,293	8,222	14,442	39,913	-	66,870	-
Tonnes Milled	70,646	95,131	93,779	92,600	-	352,156	-
Grade (grams/tonne)	8.74	9.60	9.28	9.27	-	9.26	-
Cash Operating Cost ($/oz)[4,5]	-	-	-	583	-	583	-
Total Cash Cost ($/oz)[3,4,5]	-	-	-	613	-	613	-
Tanjianshan Mine, China							
Ounces Sold	28,816	27,172	28,944	25,679	27,564	110,611	114,969
Ounces Produced	28,816	27,172	28,944	25,679	27,567	110,611	114,972
Tonnes Milled	262,793	245,457	283,654	264,943	284,138	1,056,847	1,005,236
Grade (grams/tonne)	4.00	3.73	3.55	3.42	3.56	3.67	3.96
Cash Operating Cost ($/oz)[4,5]	408	432	396	427	415	415	377
Total Cash Cost ($/oz)[3,4,5]	605	621	593	632	616	612	567
Jinfeng Mine, China							
Ounces Sold	35,197	25,661	25,805	21,149	38,672	107,812	177,758
Ounces Produced	35,235	25,630	25,821	21,168	38,641	107,854	177,757
Tonnes Milled	368,756	337,560	356,575	359,903	383,226	1,422,794	1,544,965
Grade (grams/tonne)	3.17	2.68	2.43	2.30	3.63	2.65	4.06
Cash Operating Cost ($/oz)[4,5]	643	786	946	986	525	817	442
Total Cash Cost ($/oz)[3,4,5]	715	858	1,044	1,088	596	901	507
White Mountain Mine, China							
Ounces Sold	21,484	18,095	16,342	24,948	21,904	80,869	81,275
Ounces Produced	21,484	18,095	16,342	24,948	21,904	80,869	81,275
Tonnes Milled	158,114	188,038	210,114	198,407	184,956	754,673	708,882
Grade (grams/tonne)	4.46	3.60	3.14	4.34	4.29	3.85	4.37
Cash Operating Cost ($/oz)[4,5]	543	622	766	607	472	625	474
Total Cash Cost ($/oz)[3,4,5]	588	666	813	652	519	671	517
Olympias, Greece							
Ounces Sold	-	-	-	-	-	-	-
Ounces Produced[1]	-	-	-	826	-	826	-
Tonnes Milled	-	-	-	28,331	-	28,331	-
Grade (grams/tonne)	-	-	-	5.07	-	5.07	-
Cash Operating Cost ($/oz)[4,5]	-	-	-	-	-	-	-
Total Cash Cost ($/oz)[3,4,5]	-	-	-	-	-	-	-

1 Ounces produced include pre-commercial production in Efemçukuru and Olympias.
2 Cost figures calculated in accordance with the Gold Institute Standard.
3 Cash Operating Costs, plus royalties and the cost of off-site administration.
4 Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of the MD&A.
5 Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.



KIŞLADAĞ OPEN PIT, TURKEY

Mineral Reserves

(as at December 31, 2012)	PROVEN			PROBABLE			TOTAL PROVEN AND PROBABLE		
GOLD	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)
Certej (Mineral Reserve Note 3)									
Eastern Dragon	837	11.07	297	2,253	6.46	467	3,090	7.71	764
Efemçukuru	1,182	10.81	411	4,019	6.87	886	5,201	7.77	1,297
Jinfeng	7,775	3.97	993	8,859	3.62	1,032	16,634	3.79	2,025
Kışladağ	102,695	0.88	2,913	344,915	0.64	7,148	447,610	0.70	10,061
Olympias	11,294	7.57	2,749	4,686	8.70	1,311	15,980	7.90	4,060
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	65,536	0.88	1,850	82,386	0.66	1,751	147,922	0.76	3,601
Tanjianshan	3,505	2.94	331	1,156	2.96	109	4,661	2.95	440
Tocantinzinho	17,735	1.39	792	31,315	1.17	1,183	49,050	1.25	1,975
White Mountain	3,270	3.10	326	2,140	3.37	232	5,410	3.21	558
Total	**216,306**	**1.58**	**11,016**	**488,949**	**0.94**	**14,740**	**705,255**	**1.14**	**25,756**
SILVER									
Certej (Mineral Reserve Note 3)									
Eastern Dragon	837	81	2,178	2,253	67	4,848	3,090	71	7,026
Olympias	11,294	104	37,763	4,686	140	21,092	15,980	115	58,855
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	784	195	4915	112	107	385	896	184	5,300
Total	**15,392**	**91**	**45,110**	**14,271**	**59**	**27,222**	**29,663**	**76**	**72,332**

COPPER	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)
Skouries	65,536	0.64	343	82,386	0.51	406	147,922	0.57	749
Total	**65,536**	**0.64**	**343**	**82,386**	**0.51**	**406**	**147,922**	**0.57**	**749**
LEAD									
Olympias	8,886	4.3	382	4,686	4.7	220	13,572	4.4	602
Stratoni	784	7.4	58	112	3.9	4	896	6.9	62
Total	**9,670**	**4.6**	**440**	**4,798**	**4.7**	**224**	**14,468**	**4.6**	**664**
ZINC									
Olympias	8,886	5.7	507	4,686	6.2	291	13,572	5.9	798
Stratoni	784	11.3	89	112	12.9	14	896	11.5	103
Total	**9,670**	**6.2**	**596**	**4,798**	**6.4**	**305**	**14,468**	**6.2**	**901**
IRON									
Vila Nova	2,810	59.4		6,940	58.5		9,750	58.8	
Total	**2,810**	**59.4**		**6,940**	**58.5**		**9,750**	**58.8**	

Notes on Mineral Resources and Reserves:

1. Mineral reserves and mineral resources are as of December 31, 2012.
2. Mineral reserves are included in the mineral resources.
3. The mineral reserves and mineral resources are disclosed on a total project basis (at 100%).
4. The Olympias mineral reserves and mineral resources include 2.408 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au and 14 g/t Ag. These are added into the gold and silver Proven reserve and Measured resource categories, respectively.

Mineral Reserve Notes:

1. Gold price used was $1250/oz except for Eastern Dragon, Tocantinzinho, Skouries underground, and Olympias projects which used $1000. Silver price was $16.50/oz; Copper price was $3.00/lb; Pb and Zn prices were $1,500/t for Olympias, $1,700/t for Stratoni.
2. Cut-off grades (gold g/t): Kışladağ: 0.20 g/t oxide, 0.31 g/t sulphide; Efemçukuru: 3.5 g/t; Perama: 0.8 g/t; Tanjianshan: 1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition, 1.5 g/t 323 Pit; Jinfeng: 0.7 g/t open pit, 2.3g/t underground; White Mountain: 1.5 g/t; Eastern Dragon: 1.0 g/t open pit, 1.7g/t underground; Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide; Skouries: $7.00 NSR open pit, $25.26 NSR underground. Cut-off grade for Stratoni is based on a 16.5% Zn Equivalent grade (=Zn%+Pb%*1.08+Ag%*167). Cut-off for Olympias is geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

Mineral Resources

(as at December 31, 2012)	MEASURED			INDICATED			TOTAL MEASURED & INDICATED			INFERRED		
GOLD	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)
Certej	14,500	1.84	860	92,200	1.19	3,520	106,700	1.27	4,380	24,400	1.01	800
Eastern Dragon	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemçukuru	1,271	11.85	485	4,614	7.85	1,165	5,885	8.71	1,650	5,242	4.96	835
Jinfeng	11,353	3.94	1,437	13,704	3.40	1,499	25,057	3.64	2,936	10,422	3.07	1,029
Kışladağ	105,533	0.87	2,938	458,222	0.59	8,618	563,755	0.64	11,556	379,725	0.40	4,908
Olympias	10,545	8.49	2,878	4,298	10.00	1,382	14,843	8.93	4,260	1,666	8.90	477
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	10,854	4.95	1,727
Skouries	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan	4,383	2.77	389	3,694	2.49	295	8,077	2.64	684	3,541	3.85	439
Tocantinzinho	19,777	1.29	820	50,457	0.97	1,574	70,234	1.06	2,394	6,950	0.66	147
White Mountain	4,029	3.47	450	3,337	3.23	346	7,366	3.36	796	4,193	5.22	704
Total	**274,390**	**1.54**	**13,555**	**827,094**	**0.86**	**22,740**	**1,101,484**	**1.02**	**36,295**	**626,022**	**0.67**	**13,483**
SILVER												
Certej	14,500	7	3,170	92,200	9	27,500	106,700	9	30,670	24,400	6	4,870
Eastern Dragon	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias	10,545	117	39,666	4,298	161	22,248	14,843	130	61,914	1,666	155	8,302
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa	0	0	0	0	0	0	0	0	0	10,854	39	13,610
Stratoni	1,141	181	6,640	0	0	0	1,141	181	6,640	705	89	2,017
Total	**30,050**	**54**	**52,211**	**108,573**	**17**	**58,481**	**138,623**	**25**	**110,692**	**48,591**	**21**	**32,159**
COPPER	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)
Skouries	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
Total	**99,135**	**0.49**	**484**	**184,493**	**0.41**	**750**	**283,628**	**0.43**	**1,234**	**168,063**	**0.34**	**575**
LEAD												
Olympias	8,137	4.9	399	4,298	5.4	232	12,435	5.1	631	1,666	5.1	85
Stratoni	1,141	6.8	78	0	0.0	0	1,141	6.8	78	705	4.3	30
Total	**9,278**	**5.1**	**477**	**4,298**	**5.4**	**232**	**13,576**	**5.2**	**709**	**2,371**	**4.9**	**115**
ZINC												
Olympias	8,137	6.6	537	4,298	7.1	305	12,435	6.8	842	1,666	7.2	120
Stratoni	1,141	11.3	129	0	0.0	0	1,141	11.3	129	705	12.5	88
Total	**9,278**	**7.2**	**666**	**4,298**	**7.1**	**305**	**13,576**	**7.2**	**971**	**2,371**	**8.8**	**208**
IRON												
Vila Nova	3,095	59.4		11,480	58.5		14,575	58.7		10,323	59.8	
Total	**3,095**	**59.4**		**11,480**	**58.5**		**14,575**	**58.7**		**10,323**	**59.8**	

3. Due to a significantly changed resource model the pre-existing reserves for Certej project (46,960,000 tonnes at 1.60 g/t Au and 11.5 g/t Ag) are now deemed as historical. New reserves for Certej will be estimated later in 2013.

4. Qualified Persons: Richard Miller, P.Eng., Manager, Mining for the Company is responsible for the Kışladağ, Tanjianshan, Tocantinzinho, Vila Nova Iron, Jinfeng open pit, Perama and Skouries open pit reserves; Norm Pitcher, P.Geo., President for the Company, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, Efemçukuru, Olympias, Skouries underground and Stratoni reserves.

Mineral Resource Notes:

1. Cut-off grades (gold g/t): Kışladağ: 0.25 g/t; Efemçukuru: 2.5 g/t; Perama: 0.5 g/t; Jinfeng: 0.7 g/t open pit, 2.0 g/t underground; Tanjianshan: 1.0 g/t; White Mountain: 1.0 g/t; Eastern Dragon: 1.0 g/t; Tocantinzinho: 0.3 g/t ; Certej: 0.7 g/t; Skouries: 0.20 g/t Au Equivalent grade open pit, 0.60 Au Equivalent grade underground (=Au g/t + 1.6*Cu %). Resource cut-offs for Olympias and Stratoni are geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2. Qualified Persons: Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for all of the Company's mineral resources.

SUSTAINABILITY REPORT 2012



EFEMÇUKURU VINEYARD PROJECT, TURKEY

TABLE OF CONTENTS

> Welcome to Eldorado's second annual Sustainability Report. We are pleased to present our health, safety, environmental and community performance for 2012.

REPORTING GUIDELINES

This report includes data on the economic, environmental and social performance (known as performance indicators) of our five wholly or majority-owned gold mines and our one wholly owned iron ore mine. We discuss the Greek assets we acquired in 2012 from European Goldfields (EGU), and that are operated by our subsidiary Hellas Gold, as a single group unless noted otherwise. Data for all the assets acquired from EGU are from the acquisition date, February 24, 2012, through year-end 2012. All other data is for the full 2012 calendar year.

This report complies with the requirements of the Global Reporting Initiative (GRI) G3.1 Guidelines (*www.globalreporting.org/resourcelibrary/G3.1-Sustainability-Reporting-Guidelines.pdf*). We have assessed this report internally and are confident that it meets the requirements for the GRI Application Level C.

Many of the GRI performance indicators do not yet apply to our exploration, development and construction projects. However, they are incorporated in the discussion and statistics when appropriate. Performance data from our Vancouver head office or other regional offices is not included unless indicated otherwise.

MATERIALITY

The performance indicators included in this report pertain to issues that we believe are material to our stakeholders and operations. We identify material issues based on their relevance to our Corporate Responsibility values and their potential effects on employees, surrounding communities, investors and other interested parties.





STRATONI PORT FACILITIES, GREECE



KIŞLADAĞ PLANT NURSERY, TURKEY

Our Stakeholders

Eldorado has an inclusive definition of stakeholders that encompasses employees, contractors, suppliers, investors, local community members near our operations, all levels of government in the countries in which we operate and non-governmental organizations (NGOs). We aim to openly and regularly communicate with all of these groups. Company employees, contractors and investors also have multiple modes of communication available to them to voice concerns relating to corruption, environmental impacts and safety.

In 2012, Eldorado's sites held hundreds of formal and informal meetings with local community members and government officials. The most commonly raised topics by local community members were questions about employment opportunities and suggestions for community development projects. Other topics included environmental and tourism concerns.

GOALS FOR 2013

- Zero fatalities
- To reduce our lost-time incident frequency rate by at least 10 percent over the next year
- To improve health, safety and environmental incident prevention through increased communication between all sites by standardizing the software used to collect data
- To improve and standardize tracking for non-lost-time incidents (medical aid, first aid and near misses)
- No significant environmental incidents
- To become certified compliant in the International Cyanide Management Code at our Kışladağ operation, and prepare for pre-audits for certification at Jinfeng, Tanjianshan and White Mountain
- To become ISO 14001 certified for environmental management at Efemçukuru and all of our Hellas Gold sites
- To become OHSAS 18001 certified for safety management at Efemçukuru and Kışladağ
- To improve transparency by continuing to publish annual sustainability reports

Sustainability Report 2012


CHILDREN AT GOLD MOUNTAIN ELEMENTARY SCHOOL NEAR JINFENG, CHINA

2012 Performance

2012 Goals	Status	Comment
Zero fatalities	Achieved	We had no work-related fatalities at any of our operations in 2012.
Zero LTIs	Not achieved	Eldorado's operations achieved a cumulative lost-time incident frequency rate of 1.75, compared to 2.11 in 2011.
To continue to improve the safety culture in all countries where we have operations	In progress	We decreased our overall lost-time incident frequency rate by 17% over the last year. For more information about our safety initiatives, please see the Health & Safety section.
To improve health, safety and environmental incident prevention through increased communication between all sites by standardizing the software used to collect data	In progress	In 2012 we started to roll out INX software at our operations to standardize health and safety data collection.
To improve and standardize tracking for non-lost-time incidents (medical aid, first aid and near misses)	Partially achieved	All of Eldorado's European and Chinese operations track non-lost-time safety incidents.
No significant environmental incidents	Achieved	None of Eldorado's operations had any major environmental incidents in 2012.
To become an International Cyanide Management Code signatory at all of our cyanide-using operations	Achieved	We became a signatory to the Cyanide Code on July 30, 2012. We are now in the process of certifying our operations as compliant.
To become ISO 14001 certified for environmental management at Kışladağ	Achieved	Kışladağ was certified in the ISO 14001:2004 Environmental Management System on October 23, 2012.
To improve transparency by continuing to publish annual sustainability reports as per the GRI guidelines	Achieved	This is Eldorado's second annual sustainability report.

Employees

Eldorado has over 7,000 employees and contractors in six countries. We believe in hiring locally wherever possible, paying competitive wages and helping employees build lifelong skills. We are committed to the creation of a safe work environment that allows our employees to maximize their potential within their chosen careers. Our male and female employees at all projects and operations are paid equal wages for the same jobs.

We strive to maintain an open and transparent environment at all of our operations and projects. In 2012, we had zero employee strikes or lockouts, and no incidents of discrimination were reported. Eldorado has a whistleblower policy open to all employees, officers and directors.


EMPLOYEES AT KIŞLADAĞ, TURKEY

NUMBER OF EMPLOYEES AND CONTRACTORS BY SITE AT 2012 YEAR-END

Site	Employees	Contractors	Total
Ankara Office	94	0	94
Kışladağ	659	332	991
Efemçukuru	390	264	654
Beijing Office	38	0	38
China Exploration	66	0	66
Jinfeng	879	572	1,451
Tanjianshan	437	290	727
White Mountain	576	513	1,089
Eastern Dragon	46	2	48
Belo Horizonte Office	13	12	25
Vila Nova	47	257	304
Tocantinzinho	15	156	171
Athens Office	21	0	21
Skouries	116	55	171
Olympias	197	104	301
Greek Exploration	17	85	102
Stratoni	384	158	542
Perama Hill	48	29	77
Certej	106	3	109
Vancouver Office	43	0	43
Total	**4,192**	**2,832**	**7,024**

ANNUAL EMPLOYEE TURNOVER

Site	Rate of Employees Entering Employment (%)	Rate of Employees Leaving Employment (%)
Kışladağ	12.1	4.6
Efemçukuru	11.3	4.0
Jinfeng	17.3	7.2
Tanjianshan	16.9	11.4
White Mountain	21.9	4.2
Vila Nova*	42.6	34.0
Hellas Gold (Stratoni, Olympias, Skouries)	72.1	15.6
Perama Hill	31.3	0.0
Certej	25.5	8.5
Weighted Average	**27.2**	**8.3**

*Employee turnover is higher at Vila Nova due to the high number of short-term contracts in a region that culturally has a low rate of long-term, full-time positions.

Sustainability Report 2012

PERCENTAGE OF EMPLOYEES COVERED BY COLLECTIVE BARGAINING AGREEMENTS

Site	%
Kışladağ*	71.9
Efemçukuru*	61.7
Jinfeng	100.0
Tanjianshan**	7.3
White Mountain	100.0
Vila Nova	100.0
Hellas Gold (Stratoni, Olympias, Skouries)	100.0
Perama Hill	100.0
Certej	100.0
Weighted Average	**80.4**

*Less than 100% of Kışladağ and Efemçukuru employees are covered by collective bargaining agreements as professional, managerial and administrative staff are not included in these agreements.
** Union membership at Tanjianshan is voluntary; most employees have Individual Bargaining Agreements.


ENVIRONMENTAL TESTING AT KIŞLADAĞ, TURKEY

AVERAGE HOURS OF ANNUAL TRAINING PER EMPLOYEE

Site	Hours
Kışladağ	78.0
Efemçukuru	18.6
Jinfeng	36.9
Tanjianshan	38.0
White Mountain	56.9
Vila Nova	18.8
Hellas Gold (Stratoni, Olympias, Skouries)	7.5
Perama Hill	20.8
Certej	96.4
Weighted Average	**40.9**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE REVIEWS

Site	%
Kışladağ	80.4
Efemçukuru*	9.6
Jinfeng	100.0
Tanjianshan	100.0
White Mountain	88.7
Vila Nova	82.0
Hellas Gold (Stratoni, Olympias, Skouries)	17.7
Perama Hill	2.1
Certej	100.0
Weighted Average	**68.9**

*As Efemçukuru, Perama Hill and Hellas Gold sites start up, they are reviewed on a site-wide basis rather than per employee.

RATIO OF AVERAGE ENTRY-LEVEL WAGE TO LOCAL MINIMUM WAGE

Site	Ratio
Kışladağ	1.25
Efemçukuru	1.35
Jinfeng	2.54
Tanjianshan	2.31
White Mountain	1.41
Vila Nova	1.24
Hellas Gold (Stratoni, Olympias, Skouries)	1.51
Perama Hill	1.88

HUMAN RIGHTS

At Eldorado, we hold ourselves to the highest human rights standards. We have policies at all of our operations to prevent the use of forced or child labour in our projects and operations. In the communities where we work, we make direct and indirect economic contributions to and invest in community development programs. These programs focus on health, education and enhancing the employment skills of our personnel, and decrease the need for forced or child labour.

Health and Safety

Safety is our first priority. We recognize the effects that an injury or illness have on an employee's family and community, as well as on our operations. We continue to set ambitious health and safety standards at our operations as we work toward our ultimate goal of zero harm. We had no work-related fatalities at any of our sites in 2012.

SAFETY KEY PERFORMANCE INDICATORS (EMPLOYEES AND CONTRACTORS)

Lost-time incidents (LTIs) are any work-related incidents that require an employee or contractor to take time off work; the lost-time incident frequency rate (LTIFR) is the number of incidents per million man-hours worked. Occupational diseases result from workplace exposure to a chemical, physical or biological agent, such as lead poisoning or heatstroke. The lost-day rate is the average number of work days lost per million man-hours worked.

SAFETY KEY PERFORMANCE INDICATORS (EMPLOYEES AND CONTRACTORS)

Site	2011 LTIFR	2012 LTIFR	Occupational Diseases	Lost-Day Rate	Fatalities
Kışladağ	1.85	1.97	0	14.9	0
Efemçukuru	3.70	2.45	0	75.3	0
Jinfeng	1.49	0.81	2	48.6	0
Tanjianshan	1.76	0.00	0	0.00	0
White Mountain	2.09	1.81	0	34.9	0
Eastern Dragon	0.00	0.00	0	0.00	0
Vila Nova	7.00	3.70	0	50.5	0
Stratoni	–	2.76	0	145.0	0
Olympias	–	7.41	0	42.0	0
Skouries	–	7.16	0	196.9	0
Perama Hill	0.00	0.00	0	0.00	0
Certej	–	0.00	0	0.00	0


EMERGENCY TRAINING AT KIŞLADAĞ, TURKEY

TRAINING

All of our operations have a strong focus on safety training. We include contractors in our safety training sessions, recognizing that they play a significant role in the safety of our operations. We also conduct regular emergency drills. Each site has an emergency response team, emergency equipment and defined emergency protocols and procedures for various emergency scenarios. Adjacent communities, nearby hospitals, police and fire departments are included in procedures and advised of potential situations that may necessitate their involvement. Our mine emergency response teams are available to nearby communities and are often first responders to external emergencies.

Emergency training includes mine rescue drills, fire drills, CPR and first aid training, and training in hazardous material suits and other safety equipment.

Eldorado has health programs at each site to provide immunizations, checkups and basic medical treatments or services for all employees, contractors and community members. Stringent safety procedures contribute to a reduced likelihood of occupational disease. We also have programs in place to prevent endemic diseases. For example, our Vila Nova mine uses mosquito spray and netting to prevent malaria. We also train our staff at all operations to recognize the symptoms of relevant endemic diseases to enable earlier diagnosis and treatment.

OHSAS 18001

OHSAS 18001 is a best quality standard for occupational health and safety management systems that we are using or implementing at our sites.

Following a successful audit in October 2012, Hellas Gold's occupational health and safety management system was recertified to OHSAS 18001:2007 in November 2012. This certification is for Stratoni, Olympias, Skouries and Hellas Gold exploration. The management systems cover exploration, preparatory works, mining, beneficiation and trade of mixed sulphide ores and products. The certificate is valid until January 2014.

Efemçukuru and Kışladağ are also working toward OHSAS 18001 certification and both expect to be audited in 2013.

For more information about OHSAS 18001, please visit: *www.ohsas-18001-occupational-health-and-safety.com.*

TOTAL HEALTH, SAFETY AND ENVIRONMENTAL TRAINING

Site	Man-Hours
Kışladağ	21,478
Efemçukuru	9,603
Jinfeng	12,268
Tanjianshan	1,649
White Mountain	27,964
Vila Nova	8,688
Hellas Gold (Stratoni, Olympias, Skouries)	4,208

Sustainability Report 2012


STRATONI PROCESSING PLANT AND PORT FACILITIES, GREECE

Environment

We aim to minimize the potential environmental impacts of our operations. Over the past two decades, Eldorado has proven its ability to safely develop, operate and decommission complex mining projects internationally while minimizing the environmental impact of our activities. We have built four mines in three countries over a seven-year period with no significant environmental incidents.

In line with regulations and our own operating standards, Eldorado maintains strict monitoring and management of water (surface, ground, potable and sea), air (dust and air emissions), soils, noise, mining wastes and biodiversity throughout the life of our mining operations. Our operations are also regularly audited by independent government, academic and community groups to ensure each site is operating within environmental limits.

PERMITTING

Eldorado adheres to strict safety and environmental regulations in each of the regions where it operates. These include conducting a full Environmental Impact Assessment/ Environmental Impact Statement (EIA/EIS) before receiving a permit to operate. The EIA/EIS includes a detailed closure and full rehabilitation plan. We also complete studies on environmental parameters such as biodiversity, water (surface, ground, potable and sea), air (dust and air emissions), soils, noise and mining wastes. These parameters are used throughout operation and closure to ensure mitigation programs are effective.

WATER

Water is a valuable resource and we are dedicated to conserving and managing it effectively. At our operations with less access to water, we have programs in place to recycle as much water as possible. At our Jinfeng, White Mountain, Efemçukuru and Hellas Gold operations, we have more water than is needed for processing and we must drain this water from the mining areas. When excess water is discharged, it is treated at our water treatment plants and tested for quality control before being released.

The water we use at our sites comes from a variety of sources. Surface water is drawn from rivers, lakes and areas where water naturally collects above ground. Groundwater is drawn from wells or from below ground and includes the water we drain from mining areas. Municipal water comes from municipal

WATER USE AT EACH OPERATION (THOUSANDS OF CUBIC METRES)

Site	Groundwater	Surface Water	Municipal Water	Recycled	Reused	Total Withdrawn
Kışladağ	757.7	0.0	0.0	18,535.3	0.0	757.7
Efemçukuru	230.0	0.0	3.0	396.7	400.0	233.0
Jinfeng	0.0	1,815.4	0.0	2,203.6	0.0	1,815.4
Tanjianshan	0.0	736.5	0.0	0.0	687.5	736.5
White Mountain	1,072.5	0.0	0.0	251.5	1,796.7	1,072.5
Hellas Gold (Stratoni, Olympias, Skouries)	4,911.1	0.0	24.0	26.4	2,417.6	4,935.0
Vila Nova	17.0	21.2	0.0	0.0	1,296.0	38.2

water supply systems. Reused water is recirculated water from our operations, processes or offices without treatment. Recycled water is also recirculated, but is treated prior to recirculation. Discharged water is treated and then discharged into natural sources.

WATER EFFICIENCY (CUBIC METRES PER OUNCE OF GOLD PRODUCED)

Site	m^3/oz
Kışladağ	2.62
Efemçukuru (includes pre-commercial production)	3.33
Jinfeng	16.83
Tanjianshan	6.66
White Mountain	3.11

DISCHARGED WATER AT EACH OPERATION (THOUSANDS OF CUBIC METRES)

Site	Total Discharged
Kışladağ	43.8
Efemçukuru	126.7
Jinfeng	432.2
Tanjianshan	0.0
White Mountain	820.9
Hellas Gold (Stratoni, Olympias, Skouries)	4,509.3
Vila Nova	0.0

ENERGY

Most of Eldorado's direct energy comes from fossil fuel and electricity. We recognize that emissions from energy use can have environmental impacts. Energy is also one of the key cost factors at our operations. We strive to reduce the energy used at each site by identifying, evaluating and implementing energy-efficient processes. For example, at Kışladağ we are in the process of switching over to an electric vehicle fleet to reduce emissions and save on energy costs.

In 2012, we began reporting our energy emissions to the Carbon Disclosure Project. By tracking this information on an annual basis, we are in a better position to assess where we can most effectively decrease our energy use.

Our on-site equipment uses gasoline, diesel, liquefied propane gas and coal as fuel. These fuels for on-site stationary and mobile combustion make up our Scope 1 energy use. Purchased electricity, which is reported as Scope 2 energy use, is used for powering plants and buildings.

SCOPE 1 ENERGY USE AT EACH OPERATION (GIGAJOULES)

Site	GJ
Kışladağ	592,951
Efemçukuru	45,082
Jinfeng	85,559
Tanjianshan	178,354
White Mountain	201,010
Hellas Gold (Stratoni, Olympias, Skouries)	54,650
Vila Nova	88,647

SCOPE 2 ENERGY USE AT EACH OPERATION (GIGAJOULES)

Site	GJ
Kışladağ	280,595
Efemçukuru	133,562
Jinfeng	537,196
Tanjianshan	310,675
White Mountain	214,262
Hellas Gold (Stratoni, Olympias, Skouries)	99,072
Vila Nova	0

ENERGY EFFICIENCY (GIGAJOULES PER OUNCE OF GOLD PRODUCED; SCOPES 1 AND 2)

Site	GJ/oz
Kışladağ	3.02
Efemçukuru (includes pre-commercial production)	1.84
Jinfeng	5.77
Tanjianshan	4.42
White Mountain	5.14


TANJIANSHAN WATER TREATMENT PLANT, CHINA

MATERIALS USED AT EACH OPERATION (TONNES)

Site	Cyanide	Lime	Carbon	Hydrochloric Acid	Sulphuric Acid	Sodium Hydroxide
Kışladağ	5,536	65,200	88	434	0	1,406
Efemçukuru	0	6	0	0	415	0
Jinfeng	1,004	14,858	25	135	3,927	132
Tanjianshan	637	3,681	28	120	0	32
White Mountain	924	962	24	73	0	1,801

MATERIALS USED IN GOLD PRODUCTION

Cyanide

Cyanide is used safely in many industries around the world. In gold mining, cyanide is used to dissolve gold in order to separate it from the ore.

Protective measures are taken at each of our sites to ensure worker and environmental safety. These include:

- providing employees with extensive training in safe handling procedures,
- ensuring that appropriate personal protective equipment is worn in all areas in which cyanide is in use, and
- covering ponds containing cyanide with plastic balls to deter birds.

The Cyanide Code, developed by the International Cyanide Management Institute (ICMI), outlines best practices for handling cyanide from production to disposal. In 2012, Eldorado applied for Code certification for all of its mines where cyanide is used in producing gold doré. We are now in the process of having our operations certified as compliant.

Lime

In gold mining, lime is added to the cyanide solution to keep it at a safe pH level. Contact with lime can cause skin and eye irritation. The policies and procedures in place at each operation for dealing with cyanide, such as training, safe handling procedures and the use of appropriate personal protective equipment, also protect employees from lime.

Carbon

Activated carbon does not pose health risks to workers. It is used to extract the gold and cyanide compound from slurry, after which the gold is stripped from the carbon and the carbon is reused.

Hydrochloric Acid

Diluted hydrochloric acid is used to remove impurities from activated carbon before recirculation. Hydrochloric acid is an irritant. Employees who work with the acid are trained in safe handling procedures and required to use personal protective equipment.

Sulphuric Acid

Sulphuric acid is used at Jinfeng in the BIOX process and at Efemçukuru to modify the pH of the float circuit. Tanjianshan converts gas from the roaster into sulphuric acid and sells it, a process that eliminates toxic air emissions resulting from the roasting. Measures such as training, safe handling procedures and the use of appropriate personal protective equipment are in place to protect employees.

Sodium Hydroxide

We use sodium hydroxide to modify the pH to an appropriate level for stripping gold from carbon and electro-winning. Kışladağ uses sodium hydroxide to increase the pH of the solution being processed through the ADR (Adsorption Desorption Regeneration) plant to decrease the adsorption of copper onto the carbon. White Mountain also uses sodium hydroxide to pre-condition the ore prior to leaching, which improves recovery on the ore-containing sulphide material. Sodium hydroxide is an irritant and employees working with this chemical are trained in safe handling procedures and required to use personal protective equipment.

WASTE

Mining waste at our operations is mostly waste rock, overburden and tailings. Some overburden and rock can pose a potential toxicity risk to the environment. When a risk is identified, we carefully plan how and where the rock is placed. We store our tailings on designated lined pads if necessary and take steps during rehabilitation to ensure any residual toxins will not cause any environmental effects. When tailings do not pose a toxicity risk, as is the case at Efemçukuru, Jinfeng, Olympias and Stratoni, they will be partially recycled for mine backfill.

ENVIRONMENTAL MANAGEMENT

Potential environmental incidents and their impacts are identified and assessed as part of the baseline studies completed in the EIA/EIS process. Risk mitigation of the identified scenarios is then factored into the mine design, using appropriate technologies and equipment to best minimize potential incidents.

All of Eldorado's operations have a comprehensive environmental emergency management plan. Each site has a response team trained in scenario response methods, including communication guidelines to involve relevant external groups.

WASTE AT EACH OPERATION (TONNES)

Site	Overburden	Waste Rock	Tailings/Sludges
Kışladağ	16,942	20,937,550	0
Efemçukuru	0	90,852	279,163
Jinfeng	613,205	13,369,468	1,382,450
Tanjianshan	0	1,517,604	1,061,425
White Mountain	0	1,168,706	1,796,838
Hellas Gold (Stratoni, Olympias, Skouries)	0	141,973	208,373
Vila Nova	0	3,291,711	86,644

ISO 14001

ISO 14001 is an international standard for best practice in environmental management systems. Kışladağ was certified on October 23, 2012.

Efemçukuru will apply for ISO 14001 certification in 2013, as will our Greek operations under our subsidiary, Hellas Gold. The goal is to include all activities (exploration, construction, mining, beneficiation and waste management) at all Hellas Gold sites.

For more information about ISO 14001, please visit:
www.iso.org/iso/home/standards/management-standards/iso14000.htm

Cyanide Code

In July 2012, all of Eldorado's cyanide-using gold operations became signatory to the International Cyanide Management Code. The Code is a set of standards for cyanide production, transportation, storage, use and disposal. We plan to have our sites work toward undergoing pre-audits and to have Kışladağ certified compliant by the end of the year. By becoming Code signatories, we aim to ensure that all of our operations are using the world's best practices for cyanide use.

For more information about the Cyanide Code, please visit: *www.cyanidecode.org*. For more information about the use of cyanide in mining, please visit: *www.gold.org/about_gold/sustainability/environmental*

MINE CLOSURE AND RECLAMATION

At Eldorado, we are committed to restoring those areas that are no longer needed for mining use. All of our operations have closure plans.

ADDITIONAL LAND DISTURBED OR REHABILITATED AT EACH OPERATION IN 2012 (HECTARES)

Site	Land Disturbed in 2012	Land Rehabilitated in 2012
Kışladağ	90.5	6.6
Efemçukuru	0.0	0.0
Jinfeng	27.8	6.0
Tanjianshan	0.0	0.0
White Mountain	0.1	3.3
Vila Nova	3.5	0.3
Hellas Gold (Stratoni, Skouries, Olympias)	21.0	0.3


REHABILITATION OF THE OLYMPIAS VALLEY, GREECE

OLYMPIAS TAILINGS REHABILITATION

As part of our environmental commitment, we are conducting one of the largest environmental rehabilitation projects currently ongoing in Greece. We are cleaning up more than 2.4 million tonnes of tailings from previous mining activities in the Olympias Valley. Over the next three years, we will gradually rehabilitate 26.5 hectares of land. In cooperation with the Forestry and Natural Environment Department of Aristotle University in Thessaloniki, we are conducting in-situ pilot planting tests. The area will eventually be replanted with native species grown in our nursery, and returned to the community in a natural greenfield state.

Sustainability Report 2012

Community

Eldorado works closely with the communities neighbouring our areas of operation. We believe in building positive, mutually beneficial relationships with local communities throughout the life cycle of our operations.

Eldorado begins stakeholder engagement during the exploration stage, guided by the UN principles of Free, Prior and Informed Consent. We respect the right of every person to voice their opinion in a safe, legal and responsible manner and recognize that different parties have different views.

Eldorado operates in full compliance with the regulations in place at each of the regions where we operate. Like our host communities, our top priorities are the safety of our people and our responsibility to the environment. In the project stage we conduct a full EIA/EIS before receiving a permit to operate. Preparing the EIA/EIS requires significant engagement with local communities, municipalities and government – engagement that is ongoing throughout the mine's life cycle.

BENEFITS TO LOCAL COMMUNITIES

Mining operations provide tangible benefits to local communities and national economies. Eldorado invests billions of dollars in projects around the world, generating thousands of direct and indirect jobs in local communities. Issues around employment are the most commonly raised topics at our meetings with community members and representatives. Host governments also benefit from various taxes, including corporate tax, payroll and social contribution taxes, and royalties throughout the life of our projects.

Eldorado is also directly involved in community improvement. Through consultation with local stakeholders, we select projects that improve the livelihood of local communities – such as investing in infrastructure, education and health – both during and beyond the life of the mines.



CHILDREN AT VILA NOVA VILLAGE SCHOOL, BRAZIL

EXAMPLES OF LOCAL INITIATIVES

In 2012, Eldorado spent over US$7.4 million on community development programs. Some of our initiatives are outlined below.

Turkey

- At Kışladağ, we work closely with Uşak province to improve its infrastructure and to support health and education programs. Eldorado's largest donation in 2012 was funding the construction of a new building for Uşak University. We also funded the construction of a new wedding hall in a local village and donated an ambulance to Ulubey Hospital.
- Our largest community initiative at Efemçukuru is the vineyard project, where we employ up to 30 local villagers as permanent and temporary employees in the management of over 20 hectares of wine and table grapes. Our first commercial production of wine is expected in 2013. We are working with the community and grape marketing agents to secure the best prices for local table grapes.
- Also at Efemçukuru, we are supporting the education of local villagers. Our contribution goes towards building improvements, uniforms, school supplies and providing school services. When we began the education project in 2004 there was one high school graduate from the local villages, and no students attending a post-secondary institution. In 2012, there were 30 high school graduates and four students attending university. Many of these high school graduates are now working at Efemçukuru.

Greece

- In Greece, our community investments are focused on municipal infrastructure projects. In the summer of 2012, we also funded and coordinated a restoration program of a cultural monument in time for a related celebration. We hired local contractors for the program, further supporting the municipal economy.

China

- As part of our five-year agreement with the provincial government, Eldorado sets aside a minimum of US$200,000 each year to donate to charity projects in Qinghai province, the location of our Tanjianshan mine. In 2012, one of Tanjianshan's community projects was aimed at improving doctors' and nurses' skills. We donated money to the Dachaidan People's Hospital as part of a three-year program to provide improved medical training for hospital staff.
- White Mountain is unique in being located very close to a city. The mine is seven kilometres away from Baishan, where we are investing in an agricultural project to create sustainable income for locals beyond the life of the mine. We completed construction of five greenhouses in November 2011 and engaged local university professors to select appropriate fruit and vegetable varieties to grow. Since then, locals have been employed and trained to use the greenhouses to grow organic vegetables year-round. The produce is sold to the mine employees and contractors and in a local market.
- White Mountain has committed resources to developing and constructing a brick factory, and it coordinates an employee training program for locals. In the fall of 2012, to ensure the safety of commuting staff and villagers, Eldorado worked with the local municipality to install 70 solar lights along the main road.



GEOLOGISTS WORKING NEAR CERTEJ, ROMANIA

- At Jinfeng, we provide health, infrastructure and education support for the neighbouring communities. In 2012, Jinfeng completed a project to design and construct an extensive network of roads in one of the local villages.
- Our Vancouver Office has worked in partnership with the Educating Rural Girls in China Project since 2011. We provide financial support for the project, which enabled them to expand to Qinghai Province in 2011 and Guizhou Province in 2012 to sponsor female university students from our rural mine regions.

Brazil

- In partnership with the city of Porto Grande, we constructed a large medical emergency unit in the village of Vila Nova that includes designated spaces for medical assessments, treatments, immunizations and dental work.
- At the Vila Nova Village School, we donated school supplies and provided emergency maintenance for the school buildings.

Romania

- At our Certej project, we have built excellent relationships with local communities. We are supporting an after-school program in which students can receive free tutoring and other educational and support services.

VALUE OF CHARITABLE DONATIONS AND COMMUNITY DEVELOPMENT SPENDING (IN THOUSANDS)

Site	US$
Kışladağ	1,828.5
Efemçukuru	307.7
Jinfeng	213.9
Tanjianshan	249.3
White Mountain	372.1
Vila Nova	118.5
Hellas Gold (Stratoni, Olympias, Skouries)	4,038.7
Perama Hill	114.2
Certej	190.0
Total	**7,432.9**



LOCALS AT THE COMMUNITY MARKET NEAR JINFENG, CHINA

JINFENG STAKEHOLDER PARTNERSHIP

In April 2012, Jinfeng founded its own cooperation program, consisting of a four-part coalition, based on our successful program at White Mountain. The Jinfeng meetings include representatives from the mine, local community, county and provincial government. These meetings allow each party to discuss potential areas of concern, suggest community improvement projects and promote mutually beneficial relationships between the communities, the government and Jinfeng. Since the establishment of the cooperation program, 15 meetings have taken place and Jinfeng has had no disputes with local communities, compared to 11 disputes (six of which were land-related) in 2011.

COMMUNITY RELATIONS

Building open and respectful relationships with local community members is the foundation of our community relations. We feel that we have excellent relations with, and support from, our host communities. Unfortunately, differences of opinion occasionally arise. In these instances, Eldorado is committed to resolving issues in an equitable manner to find a solution that is acceptable to all involved groups.

In 2012, we had three land-related disputes at our operations:

- At our Skouries project in Greece, the use of forest land for mining was challenged. We are conducting our site clearance activities according to valid permits received from the Greek state.
- Also at Skouries, we face the opposition of a vocal minority who are protesting the development of our project. We believe that the majority of the population in the area where our projects are located is supportive and that the population is benefitting economically from our investment. We are working to improve communication with external stakeholders about how we operate according to stringent health, safety, environmental and engineering standards and regulations.
- At Vila Nova, we have been in negotiations with a settler in the mine area since 2011 regarding compensation for previous improvements.

At Kışladağ, four households were relocated in 2012 as we move forward with the expansion project. These families willingly moved into the Uşak city centre and some family members are employed by the Kışladağ mine.

Glossary

Collective Bargaining Agreement
Collective bargaining agreements are between the company and workers' organizations, such as trade unions.

Discharged Water
Discharged water is used by a mine, and is then collected, treated and released back into a water body.

Endemic Diseases
Endemic diseases are those that occur frequently in a given area, such as malaria in Brazil.

Environmental Impact Assessment/ Environmental Impact Statement EIA/EIS
An EIA/EIS is a study done on an intended project area in the pre-construction phase as part of the permitting process. The EIA/EIS extensively covers many environmental aspects, such as air and water quality and the flora and fauna in the area. This data is used throughout the mine life and rehabilitation to gauge the effect of the mine and the remedial measures on the environment.

Free, Prior and Informed Consent (FPIC)
FPIC is a set of United Nations guidelines outlining the rights of locals and indigenous peoples. It promotes the rights of locals to have input regarding plans in all lifecycle stages, in a timely manner and free from coercion.

Global Reporting Initiative (GRI)
The GRI is a widely used voluntary framework that seeks to improve transparency through sustainability reporting.

Groundwater
Groundwater is collected from underground sources, including wells and water pumped from underground mines.

Incidents of Discrimination
Eldorado defines incidents of discrimination as any treatment of a person in an unethical matter. It can include the promotion or denial of promotion or benefits for reasons other than personal merit, or the harassment of employees due to cultural differences.

International Cyanide Management Code (The Cyanide Code)
The Cyanide Code covers best practices for managing cyanide in all stages of its lifecycle and was created specifically by the International Cyanide Management Institute (ICMI) for the gold mining industry. Companies can become signatory to the Code as a company or on a mine-by-mine basis.

International Organization for Standardization (ISO); ISO 14001
ISO 14001 is a set of voluntary standards for environmental management best practices.

Lost-Day Rate
The lost-day rate is the number of workdays lost due to LTIs per million man-hours worked.

Lost-Time Incident (LTI)
A lost-time incident is a workplace accident in which an employee or contractor sustains an injury that results in an inability to work for one or more work days or shifts.

Lost-Time Incident Frequency Rate (LTIFR)
The lost-time incident frequency rate is the number of LTIs per million man-hours worked.

Municipal Water
Municipal water is drawn from a municipal source.

Non-Lost-Time Incidents
A non-lost-time incident is an accident in which an employee or contractor is injured but does not require time off work. This includes restricted work, work transfers, medical aid, first aid and near misses.

Occupational Diseases
Occupational diseases are illnesses caused by workplace exposure to physical, chemical or mental agents. For example, occupational diseases can include stress-related diseases, illness due to prolonged proximity to toxic chemicals or heatstroke.

OHSAS 18001
OHSAS is a set of voluntary standards for occupational health and safety management best practices.

Overburden
Overburden is material that is removed from the surface of the deposit and stored for subsequent rehabilitation.

Recycled Water
Recycled water has been used in a task and is treated and then recirculated for use in other tasks.

Reused Water
Reused water has been used in a task and recirculated for use in other tasks without treatment.

Scope 1 Energy Use
Scope 1 energy use includes fuel relating to scope 1 emissions. This includes fuel used on site in both stationary and mobile equipment.

Scope 2 Energy Use
Scope 2 energy use includes purchased energy relating to scope 2 emissions. This includes electricity, heating, cooling and steam.

Significant Environmental Incident
We define a significant environmental incident as one in which the effects have medium- to long-term or permanent impact. A significant environmental spill cannot be readily contained and remedied.

Social Impact Assessment (SIA)
SIAs are done in conjunction with EIAs prior to beginning construction in a new area as part of the permitting process. Potentially affected communities are surveyed to determine the effects the mine could have on the local residents. Considerations include the population, current labour situation, local concerns and risk assessment.

Surface Water
Surface water is collected from any naturally occurring above-ground water source, such as oceans, lakes, rivers and streams.

Tailings and Sludges
Tailings and sludges are waste residues that result from ore processing.

Waste Rock
Waste rock is material that is mined in the process of ore extraction.

Withdrawn Water
Withdrawn water is the cumulative amount of water used from external sources. This includes surface, ground, rain and municipal water. Water efficiency is calculated from withdrawn water.

FINANCIAL REVIEW

KIŞLADAĞ GOLD MINE, TURKEY

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2012

Throughout this MD&A, *Eldorado, we, us, our* and *the company* mean Eldorado Gold Corporation.

This year means 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of February 21, 2013. You should also read our audited consolidated financial statements for the year ended December 31, 2012. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

OPERATING GOLD MINES

- Kışladağ, in Turkey (100%)
- Efemçukuru, in Turkey (100%)
- Tanjianshan, in China (90%)
- White Mountain, in China (95%)
- Jinfeng, in China (82%)

DEVELOPMENT GOLD PROJECTS

- Perama Hill, in Greece (100%)
- Olympias, in Greece (95%)
- Skouries, in Greece (95%)
- Certej, in Romania (80%)
- Eastern Dragon, in China (95%)
- Tocantinzinho, in Brazil (100%)

OTHER OPERATING MINES

- Stratoni – Lead and Zinc Concentrates (95%)
- Vila Nova – Iron Ore, in Brazil (100%)

ELDORADO IS LISTED ON THE FOLLOWING EXCHANGES

- Toronto Stock Exchange ("TSX") under the symbol ELD
- New York Stock Exchange ("NYSE") under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2012 Overview

- **Gold production:** 656,324 ounces, including pre-commercial production from Efemçukuru and Olympias (2011 – 658,652 ounces).
- **Gold revenues:** $1,047.1 million (2011 – $1,042.1 million).
- **Profit:** $305.3 million (2011 – $318.7 million).
- **Basic earnings per share:** $0.44 per share (2011 – $0.58 per share).
- **Cash generated from operating activities before changes in non-cash working capital:** $447.7 million (2011 – $502.1 million). This is a non-IFRS measure. See page 46 for more information.
- **Paid Dividends:** CDN$0.15 per share (2011 – CDN$0.11 per share).
- **European Goldfields Limited** was acquired on February 24, 2012.
- **Issued Senior Notes** totalling $600.0 million in December 2012 to fund ongoing mine development activities.

CORPORATE DEVELOPMENTS

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes at par value, with a coupon rate of 6.125% due December 15, 2020. Proceeds from the notes will be used to fund ongoing mine development activities and other corporate requirements (see page 48 for details related to the notes).

Acquisition of European Goldfields Limited

On February 24, 2012, the Company acquired 100% of the issued and outstanding shares of European Goldfields Limited ("EGU"). Under the terms of the Arrangement, former EGU shareholders received 0.85 of an Eldorado common share and CDN$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement for a total purchase price of approximately $2.4 billion based on the closing market price of Eldorado's shares trading on the Toronto Stock exchange on February 24, 2012, the acquisition date, of CDN$15.05 per common share. Eldorado holds a 95% stake in Hellas Gold S.A. ("Hellas Gold"), which owns the Kassandra Mines in Greece comprised of the Stratoni mine, and the Olympias and Skouries development projects, and an 80% stake in Deva Gold S.A. ("Deva Gold") which owns the Certej development project in Romania.

The acquisition has been accounted for as a business combination, with Eldorado being identified as the acquirer and EGU as the acquiree in accordance with IFRS 3. For accounting purposes, our consolidated financial statements include 100% of EGU's operating results for the period from February 24, 2012 to December 31, 2012. For more information please read Note 5 of our consolidated financial statements for the year ended December 31, 2012.

Change in Greek Corporate Income Tax Rate Post Acquisition

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. The Company calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of the EGU acquisition based on the 20% Greek income tax rate, as this was the legislated tax rate at the acquisition date.

As required by IAS 12, "Income Taxes", when an income tax rate changes, the deferred tax liability must be adjusted to reflect the change in the income tax rate. The adjustment is required to be charged to deferred income tax expense. The Company anticipates that the increase in the Greek income tax rate from 20% to 26% will increase the deferred tax liability and the deferred tax expense by approximately $130.0 million or approximately $0.18 per share in the first quarter of 2013.

Summarized Annual Financial Results

($ millions except as noted)	2012	2011	2010
Revenues[1]	1,147.5	1,103.7	793.7
Gold sold (ounces)	625,394	658,919	639,949
Average realized gold price ($/ounce)	1,674	1,581	1,223
Average London spot gold price ($/ounce)	1,669	1,572	1,225
Cash operating costs ($/ounce)[2]	483	405	382
Total cash costs ($/ounce)[2]	554	472	423
Gross profit from gold mining operations[2]	595.0	610.8	400.7
Profit[3]	305.3	318.7	221.0
Earnings per share – Basic ($/share)[3]	0.44	0.58	0.41
Earnings per share – Diluted ($/share)[3]	0.44	0.58	0.40
Cash flow from operating activities before changes in non-cash working capital[2]	447.7	502.1	357.9
Capital spending – cash basis	426.2	272.8	226.3
Dividends paid – (CDN$/share)	0.15	0.11	0.05
Cash and cash equivalents	816.8	393.8	314.3
Total assets	7,928.1	3,960.4	3,685.4
Total long-term financial liabilities[4]	662.9	63.2	113.4

1 Revenues include proceeds from the sale of lead and zinc concentrates produced by Stratoni in the amount of $47.9 million (Stratoni was acquired in 2012), the sale of iron ore from Vila Nova in the amount of $45.6 million in 2012 ($56.8 million – 2011; $8.3 million – 2010), the sale of pyrite from Olympias in the amount of $0.8 million (Olympias was acquired in 2012), and the sale of silver in the amount of $6.1 million from our gold mines ($4.8 million – 2011; $2.6 million – 2010).

2 Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, gross profit from gold mining operations, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 46 for an explanation and discussion of these non-IFRS measures.

3 Attributable to shareholders of the Company.

4 Includes long-term debt net of deferred financing costs, defined benefit plans, and asset retirement obligations.

REVIEW OF ANNUAL FINANCIAL RESULTS

Profit attributable to shareholders of the Company for the year ended December 31, 2012 was $305.3 million, or $0.44 per share, compared to $318.7 million, or $0.58 per share in 2011. The main factors that impacted our profit as compared to the profit for the year ended December 31, 2011 were:

1) higher production costs due to higher operating costs at our Chinese gold mines;
2) lower depreciation and amortization expense mainly as a result of lower sales volumes;
3) higher exploration expenses due to an increase in the Company's worldwide exploration activities;
4) higher general and administrative expenses mainly as a result of the additional costs of managing the general and administrative activities of our Greek and Romanian subsidiaries from our acquisition of EGU;
5) transaction costs of $21.2 million connected with the acquisition of EGU; and
6) lower income tax expense due to recognition of $15.8 million of investment incentive tax credits in Turkey related to Efemçukuru and the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets. The effective tax rate decreased from 32% to 29% year over year for the same reasons.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summarized Quarterly Financial Results

2012 ($ millions except as noted)	Q1	Q2	Q3	Q4	2012 Total
Revenues	271.5	244.2	281.8	350.0	1,147.5
Gold sold (ounces)	150,661	132,919	154,841	186,973	625,394
Average realized gold price ($/ounce)	1,707	1,612	1,670	1,696	1,674
Cash operating costs ($/ounce)	452	480	493	502	483
Total cash costs ($/ounce)	529	550	567	566	554
Gross profit from gold mining operations	150.7	118.7	146.9	178.7	595.0
Profit[1]	67.9	46.6	75.8	115.0	305.3
Earnings per share attributable to shareholders of the Company – Basic ($/share)	0.11	0.07	0.11	0.16	0.44
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	0.11	0.07	0.11	0.16	0.44
Dividends paid– (CDN$/share)	0.09	–	0.06	–	0.15
Cash flow from operating activities before changes in non-cash working capital	102.8	82.1	110.8	152.0	447.7

2011 ($ millions except as noted)	Q1	Q2	Q3	Q4	2011 Total
Revenues	219.2	252.6	327.3	304.6	1,103.7
Gold sold (ounces)	148,530	162,164	179,513	168,712	658,919
Average realized gold price ($/ounce)	1,397	1,510	1,700	1,686	1,581
Cash operating costs ($/ounce)	410	397	397	418	405
Total cash costs ($/ounce)	462	477	463	486	472
Gross profit from gold mining operations	107.8	137.6	193.2	172.2	610.8
Profit[1]	52.5	74.9	102.5	88.8	318.7
Earnings per share attributable to shareholders of the Company – Basic ($/share)	0.10	0.14	0.19	0.16	0.58
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	0.10	0.14	0.19	0.16	0.58
Dividends paid – (CDN$/share)	0.05	–	0.06	–	0.11
Cash flow from operating activities before changes in non-cash working capital	91.7	115.7	159.7	135.0	502.1

1 Attributable to shareholders of the Company.

REVIEW OF QUARTERLY RESULTS

Profit attributable to shareholders of the Company for the quarter ended December 31, 2012 was $115.0 million, or $0.16 per share, compared to $88.8 million, or $0.16 per share for the same period in 2011. The main factors that impacted our profit as compared to the profit for the quarter ended December 31, 2011 were: 1) Increased gold revenues from Efemçukuru concentrate sales; 2) Higher operating costs at our Chinese gold mines; and 3) Lower income tax expense due to recognition of $14.6 million of investment incentive tax credits in Turkey. The effective tax rate decreased from 32% to 20% quarter over quarter for the same reasons.

Operations Review and Outlook

GOLD OPERATIONS

	2012	2011	2013 Outlook[1]
Total Operating Gold Mines			
Gold ounces produced	656,324	658,652	705,000 to 760,000
Cash operating costs ($ per ounce)	483	405	515 to 530
Total cash costs ($ per ounce)	554	472	n/a
Capital expenditure (millions)	331.8	241.9	410.0
Kışladağ			
Gold ounces produced	289,294	284,648	290,000 to 300,000
Cash operating costs ($ per ounce)	332	374	350 to 360
Total cash costs ($ per ounce)	361	398	n/a
Capital expenditure ($ millions)	104.9	53.1	200.0
Efemçukuru			
Gold ounces produced	66,870	n/a	125,000 to 135,000
Cash operating costs ($ per ounce)	583	n/a	470 to 490
Total cash costs ($ per ounce)	613	n/a	n/a
Capital expenditure ($ millions)	73.2	103.8	45.0
Tanjianshan			
Gold ounces produced	110,611	114,972	90,000 to 100,000
Cash operating costs ($ per ounce)	415	377	485 to 500
Total cash costs ($ per ounce)	612	567	n/a
Capital expenditure ($ millions)	23.9	8.9	10.0
Jinfeng			
Gold ounces produced	107,854	177,757	105,000 to 115,000
Cash operating costs ($ per ounce)	817	442	800 to 820
Total cash costs ($ per ounce)	901	507	n/a
Capital expenditure ($ millions)	59.0	32.2	55.0
White Mountain			
Gold ounces produced	80,869	81,275	60,000 to 70,000
Cash operating costs ($ per ounce)	625	474	760 to 780
Total cash costs ($ per ounce)	671	517	n/a
Capital expenditure ($ millions)	27.2	17.2	30.0
Olympias			
Gold ounces produced	826	n/a	35,000 to 40,000
Cash operating costs ($ per ounce)	n/a	n/a	780 to 800
Total cash costs ($ per ounce)	n/a	n/a	n/a
Capital expenditure ($ millions)	43.6	n/a	70.0

1 Outlook metal prices: gold - $1,700 per ounce; silver - $30 per ounce

Management's Discussion and Analysis of Financial Condition and Results of Operations

Annual Review – Operations

KIŞLADAĞ

Operating Data	Total 2012	Total 2011
Tonnes placed on pad	12,606,575	12,430,447
Average treated head grade (g/t Au)	1.20	0.95
Gold (ounces)		
Produced	289,294	284,648
Sold	289,056	284,917
Cash operating costs (per ounce)	$332	$374
Total cash costs (per ounce)	$361	$398
Financial Data (millions)		
Revenues	$483.7	$455.3
Depreciation and depletion	$11.9	$11.0
Gross profit from mining operations	$363.2	$327.2
Expenditure on mining interests	$104.9	$53.1

Gold production at Kışladağ in 2012 was 2% higher than in 2011 while gold ounces placed on the pad during the year increased 28% over 2011, mainly as a result of higher average treated head grade. Heap leach gold inventory levels increased 33% from the beginning of 2012 as a result of the difference in the rates of placement of ore on the leach pad as compared with gold recoveries during the year. The heap leach gold inventory level is expected to decline as these additional gold ounces placed on the pad in 2012 are leached and recovered into dore in 2013.

Cash operating costs were lower year over year as a result of the higher grade material placed on the pad as well as lower annual average exchange rates for the Turkish lira year over year.

Capital expenditures at Kışladağ in 2012 included costs on the Phase IV Mine Expansion preparation works, capitalised waste stripping and various smaller construction projects.

TANJIANSHAN

Operating Data	Total 2012	Total 2011
Tonnes milled	1,056,847	1,005,236
Average treated head grade (g/t Au)	3.67	3.96
Average recovery rate	82.6%	82.1%
Gold (ounces)		
Produced	110,611	114,972
Sold	110,611	114,969
Cash operating costs (per ounce)	$415	$377
Total cash costs (per ounce)	$612	$567
Financial Data (millions)		
Revenues	$185.5	$181.0
Depreciation and depletion	$26.2	$30.0
Gross profit from mining operations	$90.5	$84.6
Expenditure on mining interests	$23.9	$8.9

Gold production in 2012 was 4% lower than in 2011 mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Tonnes milled in 2012 were 5% higher than 2011 while average treated head grade was 7% lower than 2011. Circuit recoveries remained relatively constant with a slight increase in average recovery rate year over year. Additionally, flotation concentrate produced in prior years from ore mined from the Qinlongtan pit between 2007 and 2008 and added to the roaster feed was responsible for approximately 7,700 ounces of production in 2012 (2011 – approximately 12,000 ounces).

Cash operating costs per ounce were 10% higher in 2012 than the previous year mainly as a result of lower grade ore and lower flotation concentrate feed.

Capital expenditures for the year included construction on a new tailings dam, process plant upgrades, and capitalized exploration costs as well as other sustaining capital.

JINFENG

Operating Data	Total 2012	Total 2011
Tonnes milled	1,422,794	1,544,965
Average treated head grade (g/t Au)	2.65	4.06
Average recovery rate	84.3%	87.3%
Gold (ounces)		
Produced	107,854	177,757
Sold	107,812	177,758
Cash operating costs (per ounce)	$817	$442
Total cash costs (per ounce)	$901	$507
Financial Data (millions)		
Revenues	$180.9	$277.9
Depreciation and depletion	$28.7	$50.0
Gross profit from mining operations	$55.0	$137.8
Expenditure on mining interests	$59.0	$32.2

Gold production at Jinfeng in 2012 was 39% lower than in 2011 mainly as a result of lower throughput and head grade due to impact of limited production from the open pit pending completion of a cutback. A total of 96,800 tonnes of ore was mined from the open pit in 2012 (2011 - 689,737 tonnes). Mining of ore was also impacted by pit wall instability due to excessive rainfall during the second quarter. It is expected that ore production will recommence from the pit in the second quarter of 2013 once the waste stripping has uncovered the ore body. A total of 541,555 tonnes of ore were mined from the underground during the year (2011 - 494,422 tonnes). Additionally, a total of 491,101 tonnes of low grade stockpiled ore and 293,338 tonnes of mineralized waste were fed to the plant during 2012.

Cash costs were 85% higher in 2012 reflecting the impact of the decrease in treated head grade and the slightly lower throughput.

Capital expenditures for the year included capitalized underground development, process plant upgrades and sustaining capital.

WHITE MOUNTAIN

Operating Data	Total 2012	Total 2011
Tonnes milled	754,673	708,882
Average treated head grade (g/t Au)	3.85	4.37
Average recovery rate	86.3%	81.8%
Gold (ounces)		
Produced	80,869	81,275
Sold	80,869	81,275
Cash operating costs (per ounce)	$625	$474
Total cash costs (per ounce)	$671	$517
Financial Data (millions)		
Revenues	$135.1	$127.8
Depreciation and depletion	$25.7	$24.2
Gross profit from mining operations	$54.9	$61.3
Expenditure on mining interests	$27.2	$17.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gold production at White Mountain in 2012 was slightly below that of 2011 with higher ore throughput offsetting lower grade. The increase in tonnes was due to an increase in underground mining efficiency as a result of increased mine development. The average recovery rate at White Mountain continued to improve as a result of the process plant changes related to caustic pre-treatment of sulfide ore made in late 2011.

Cash operating costs per ounce were 32% higher in 2012 as a result of the decrease in head grade and due to costs related to increased backfill and secondary development rates to sustain higher production tonnage.

Capital expenditures for the year included capitalized underground development, upgrade of the underground service facility, capitalized exploration costs and tailing dam lift.

EFEMÇUKURU

Operating Data	Total 2012	Total 2011
Tonnes milled	352,156	112,612
Average treated head grade (g/t Au)	9.26	8.21
Average recovery rate (to concentrate)	92.7%	89.5%
Gold (ounces)		
Produced (including pre-commercial production)	66,870	-
Sold – commercial production	37,046	-
Cash operating costs (per ounce)	$583	-
Total cash costs (per ounce)	$613	-
Financial Data (millions)		
Revenues	$61.9	-
Depreciation and depletion	$6.8	-
Gross profit from mining operations	$31.4	-
Expenditure on mining interests	$73.2	$103.8

Efemçukuru began milling ore at its process plant on a pre-commercial production basis in June 2011 and the facility reached commercial production rates by the end of 2011. Unseasonably cold and wet weather impacted production during the first quarter of 2012 while delays in commissioning the underground crushing system and the paste fill system affected the second quarter of 2012. By the fourth quarter of 2012 all systems were in place and operating as expected, and production rates increased accordingly.

During 2012 Efemçukuru shipped its concentrate to the Kışladağ Concentrate Treatment Plant ("KCTP") and operated the KCTP on a pre-commercial production basis while modifying the facility in an effort to reach full commercial production. The KCTP was unable to achieve expected production rates during the year and in September 2012 the plant was placed on care and maintenance pending completion of metallurgical testwork, and development of design alternatives with a view to commissioning the upgraded plant in 2013. Approximately 30,000 ounces of gold were produced and sold on a pre-commercial basis during the KCTP testing period. The revenues, net of cost to produce, were credited to plant and equipment.

In November 2012 Efemçukuru began selling its concentrate to third parties for shipment to smelters in China and had sold 36,450 ounces by year end as well as 597 ounces poured from the gravity circuit at Efemçukuru. These sales were recorded as commercial production and the revenues and costs were reflected in the income statement in 2012. At the end of 2012 approximately 35,000 contained ounces in concentrate remained in inventory and are expected to be sold in the first quarter of 2013.

Capital spending in 2012 included costs related to completion and testing of the KCTP, the underground crushing system, paste fill system and capitalized underground development.

VILA NOVA

Operating Data	Total 2012	Total 2011
Tonnes processed	710,909	623,684
Iron ore produced	613,780	537,958
Average grade (% Fe)	63.9%	63.9%
Iron ore tonnes Sold	603,668	473,387
Average realized iron ore price	$76	$120
Cash costs (per tonne produced)	$60	$64
Financial Data (millions)		
Revenues	$45.6	$56.9
Depreciation and depletion	$5.3	$4.6
Gross profit from mining operations	$3.9	$21.8
Expenditure on mining interests	$1.3	$2.4

Vila Nova processed 710,909 tonnes of iron ore at an average grade of 63.9% Fe during 2012. A total of 603,668 tonnes of iron ore were sold on the spot market during 2012 at an average price of $76 per tonne. Iron ore prices were weak during 2012 as compared with 2011 prices but recovered somewhat in the fourth quarter of 2012. Operating costs fell slightly year over year mainly due to the weaker Brazilian real.

STRATONI

Operating Data	Total 2012	Total 2011
Tonnes ore processed (dry)	191,602	N/A
Pb grade (%)	6.4%	N/A
Zn grade (%)	10.0%	N/A
Tonnes of concentrate produced	50,680	N/A
Tonnes of concentrate sold	52,934	N/A
Average realized concentrate price (per tonne)	$905	N/A
Cash costs (per tonne of concentrate sold)	$729	N/A
Financial Data (millions)		
Revenues	$47.9	N/A
Depreciation and depletion	$6.5	N/A
Gross profit from mining operations	$2.8	N/A
Capital expenditure on mining interests	$3.2	N/A

Stratoni processed 191,602 tonnes of ore and produced 50,680 tonnes of lead/zinc concentrates during 2012 subsequent to the acquisition of EGU by the Company. A total of 52,934 tonnes of lead/zinc concentrates were sold during that same period at an average price of $905 per tonne and average cash operating costs of $729 per tonne.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Annual Review – Development Projects

KIŞLADAĞ PHASE IV MINE EXPANSION

The basic engineering package for the process circuit and mine infrastructure for the Phase IV Mine Expansion was completed in the third quarter of 2012. The capital cost estimate for the project is being updated based on the basic engineering designs. A Connection Agreement was reached with the high voltage power supplier to provide an additional 154 kV power line to the site. Temporary power distribution facilities will be required for start up of the first electric shovel. Work continued on design of the North Leach Pad and North Rock dump including detailed designs for initial construction work.

Procurement of long lead equipment has been ongoing with orders prepared or placed for the mobile mining fleet as well as fixed plant equipment for the crushing and screening circuits.

Construction activity on site has been focused on earthworks in the proposed plant site and crusher pad areas. The total amount of cut and fill material within the existing permitted area has been substantially completed. Safety continues to be a major focus on the site with 150,393 man-hours spent to date on the project this year with no medical aid or lost time incidents.

Capital spending at Kışladağ for the Phase IV Mine Expansion amounted to $74.4 million in 2012, this included $28.7 million for procurement of long lead equipment.

OLYMPIAS

Olympias was acquired by the Company in February 2012 as part of the EGU transaction. The Olympias orebody is a carbonate replacement deposit containing proven and probable gold reserves of 3.8 million ounces of gold with significant lead and zinc values. Olympias was mined in the past from underground and produced lead and zinc concentrates as well as an arsenopyrite-gold concentrate. At the time of its acquisition the mine was on care and maintenance.

The Company is planning to develop Olympias in three phases. In Phase I the plan is to refurbish and re-commission the existing mill and flotation circuits and to reprocess approximately 2.41 million tonnes of historic tailings grading 3.4 g/t gold, at a rate of approximately 900,000 tonnes per annum. The reprocessing facility is designed to produce a flotation concentrate which can be sold commercially.

Approximately 28,300 tonnes of tailings were reprocessed during the final quarter of 2012 at a grade of 5.07 grams per tonne during the re-commissioning of the reprocessing facility. Approximately 826 payable ounces of gold in concentrate were shipped to a smelter prior to year end and were accounted for as pre-commercial production.

Underground refurbishment was begun during 2012 in tandem with the tailings retreatment with the goal of beginning underground mining in Phase II. Approximately 1,000 metres of underground drifts were rehabilitated and 1,377 metres of new drifts were completed. Mine production during Phases II and III, is estimated to be 450,000 and 850,000 tonnes per annum respectively. A core relogging and geologic interpretation program was begun in 2012 to better understand the full extent and distribution of gold mineralization. Based on results of this work the production rates may be increased for Phases II and III.

In Phase III (projected to begin in 2018) the Company plans to construct a new metallurgical plant at Stratoni to treat Olympias ore which will be accessed via an 8 kilometre tunnel, transporting ore to the plant and tailings back to the underground for backfill.

Capital costs incurred in 2012 since the date of the EGU acquisition were $43.6 million for mine development and rehabilitation, and for mill refurbishment.

SKOURIES

Skouries is a copper/gold porphyry deposit that the Company plans to develop using both open pit and underground mining methods. The deposit currently hosts proven and probable reserves of 3.6 million ounces of gold and 743,000 tonnes of copper.

From the date of the EGU acquisition a total of $20.6 million was spent on capital development at Skouries. The work consisted mainly of site clearing and preparation, geotechnical drilling (835 metres), detailed engineering studies and road building.

On February 17, 2013 the Skouries project site was attacked by a group of armed intruders. Office trailers and mobile equipment were destroyed. The Company is cooperating with the police and other relevant authorities to ensure the safety of our employees and assets.

CERTEJ

The Certej development project in Romania was also acquired as part of the EGU transaction. This deposit hosts a 4.3 million ounce measured and indicated resource that will be developed using open pit mining methods. The Environmental Permit for Certej was approved by the Timisoara Regional Department of Environment during the third quarter of 2012.

Exploration drilling during 2012 significantly expanded the resource at Certej and work is currently underway to convert the resource into an updated and expanded pit design and ore reserve. In addition, metallurgical testwork is ongoing, both to validate the appropriateness of the currently designed metal recovery process and to examine alternative metallurgical processes.

From the date of the EGU acquisition a total of $9.9 million was spent on capital development including land acquisition, metallurgical drilling and testwork, and exploration drilling.

PERAMA HILL

The Ministry of Environment completed the review of the Preliminary Environmental Impact Assessment ("PEIA") application and issued the Approval of the PEIA study in February 2012. Processing of the EIA will be carried out under the Fast Track program established by the Greek government in 2012. Approval of the EIA is expected to be received in the first quarter of 2013.

Geotechnical drilling in the plant site and tailings disposal basin as well as geotechnical holes in the pit area began during 2012. Samples for metallurgical testwork were recovered from selected drill holes.

The basic engineering package for the process plant and ancillary facilities was completed in the fourth quarter of 2012. Detailed engineering including foundation and structural design was initiated for the process plant, ancillary buildings and filtration plant.

Capital spending for Perama Hill in 2012 amounted to $7.6 million.

EASTERN DRAGON

Due to delays in the permitting process for Eastern Dragon the Company elected to reduce activity on site until resolution of the issues can be achieved. During the course of the year construction work at the site was focused on completing critical work already in progress as well as securing the site and equipment for care and maintenance.

Capital costs incurred at Eastern Dragon totalled $13.9 million spent on completion of construction work and care and maintenance of the site facilities.

TOCANTINZINHO

The Preliminary Environmental License for the Tocantinzinho project was issued in September 2012. Public participation meetings held in the project area in June were positive and supportive of the project development.

Engineering efforts have focused on preparation of a Feasibility Study for the mine and infrastructure and the backup data and designs required for the study. Preliminary results from the feasibility work have revealed a number of areas which could be optimized to improve on the economic performance of the project. A critical review of the project will be undertaken in 2013 to address areas which can potentially impact both capital and operating costs.

Project spending in 2012 was $12.1 million, not including capitalized exploration costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Annual Review – Exploration

A total of $76.8 million (including capitalized exploration costs) was spent on grassroots, advanced stage and minesite exploration activities during 2012. The exploration activities included drilling totalling approximately 184,000 metres and were conducted on 32 projects across Turkey, China, Brazil, Greece and Romania.

TURKEY

Kışladağ
At Kışladağ, a total of 10,200 metres of diamond drilling was completed in 2012 testing multiple deep targets defined by a combination of geophysical surveys, soil geochemistry, and geological modelling. The drilling program was not successful at identifying new mineralized porphyry centers, and most of the mineralization and alteration identified is likely a peripheral footprint of the Kışladağ deposit. Two final targets remain to be tested once drill-site permitting has been granted.

Efemçukuru
At Efemçukuru, approximately 30,700 metres of exploration drilling was completed during the year on both the Kestane Beleni and the Kokarpinar vein systems. At Kestane Beleni, drilling was focussed on the Northwest Extension target area ("KBNW"), and also on the down-dip stepouts in the South Ore Shoot ("SOS") and Middle Ore Shoot/North Ore Shoot ("MOS/NOS") transition area. In the KBNW target area, 2012 drilling defined a new shallowly-plunging ore shoot with high gold grades. This ore shoot remains open down plunge to the northwest. In both the SOS and MOS/NOS transition areas, the new drilling extended the known mineralization downdip, and ore shoots remain open at depth. Drilling on the Kokarpinar vein system focused on the relatively untested central portion of the vein. Two new ore shoots were identified: a northern ore shoot supported to date by multiple bonanza grade intercepts, and a more limited southern ore shoot, dominated by stockwork mineralization in the hangingwall to the principal vein. The northern Kokarpinar ore shoot is open downdip, and has also not been tested in the approximately 300 metre interval between the drillhole intercepts and the surface. Most of the mineralization identified in 2012 drilling at both Kestane Beleni and Kokarpinar falls in the Inferred Resource category. Infill drilling of these zones is planned for 2013.

Reconnaissance Programs
Drilling campaigns were completed in 2012 at the Sebin and Dolek porphyry/epithermal prospects in the Pontide Belt (2,600 metres and 3,800 metres respectively); and the Gaybular porphyry prospect in north-western Turkey (2,500 metres). The first-pass programs at all three of these projects were completed without sufficient positive results to justify further work; consequently, a partner will be sought to conduct future exploration. Permitting difficulties precluded the 2012 drilling program planned for the Atalan project.

Exploration at the Salinbas epithermal project in the eastern Pontide Belt was conducted under the operatorship of joint venture partner Ariana Resources. A total of 1,650 metres of drilling was completed, focussing on infill/stepout drilling of the stratiform mineralized zone, as well as two holes in the previously untested zone linking Salinbas and the Ardala porphyry. Best results were from the latter area, where one of the drillholes cut an interval of 81.7 metres grading 1.29 grams per tonne gold. Eldorado will assume operatorship of the Joint Venture in 2013 before conducting further exploration of this area.

CHINA

Tanjianshan District
The 2012 exploration program in the Tanjianshan district included drilling programs at the Xijongou ("XJG") deposit, the Qinlongtan ("QLT") north target area, the Zhongxinshan ("ZXS") prospect, and the Jinlonggou ("JLG") deposit. At XJG, a total of 5,700 metres of drilling was conducted on infill and stepout holes, providing further definition of the two main mineralized zones as well as testing new target areas. At QLT north, drilling tested the mineralized fault zone at depth beneath the north end of the open pit. Several high-grade intercepts contributed to a new inferred resource in this target area, which is included in the exploration program for 2013. In addition, exploration drilling by our joint venture partner at QLT north encountered a strongly-mineralized intrusion with high gold grades adjacent to the controlling fault. Follow-up drilling of this new zone of mineralization began in late 2012 and is included in the 2013 exploration program.

At the Jinlonggou pit, a total of 10,800 metres of drilling targeted zones of inferred mineralization beneath the floor of the current design pit, and also tested the continuity of mineralized fault zones behind the west and south pit walls. This drilling yielded several new zones of Inferred Resources, which are included in the planned infill and stepout drilling program for 2013.

Jinfeng District

During 2012, drilling in the Jinfeng district was completed at the Jinluo, Pogau, Da'ao, Lurong, and Jinfeng 42 license areas, and at the Jinfeng mine proper. First-pass target definition and drill testing has now been completed over the most prospective areas of the Jinluo exploration license and the nine Jingdu exploration licenses, with little encouragement for follow-up exploration. Both Joint Ventures are now in the process of being divested.

At the Jinfeng 42 exploration licenses, drilling was conducted at the Lintan, Shizhu, and HCG target areas. Best results were from Lintan, where additional narrow moderate grade intercepts were cut along the main controlling fault. Although none of the mineralization identified to date in the Jinfeng 42 area is consider economic, the position of the licenses surrounding the Jinfeng mining license is of strategic importance, and a modest exploration program is planned for 2013.

At the Jinfeng mine, drilling included surface and underground programs (16,500 metres and 14,200 metres respectively) which targeted step-outs along the known major mineralized fault zones (F2, F3, F6), infilled gaps in the existing resource model, and tested new conceptual targets. The exploration drilling was successful in maintaining Measured and Indicated Resources at the deposit.

White Mountain District

Exploration drilling of the White Mountain deposit was delayed pending development of additional underground drill stations. Outside of the mining license, drilling was completed in the White Mountain district at the Dongdapo, Xiaoshiren, and Zhenzhumen prospects. At Dongdapo, a total of 1,800 metres of drilling were completed. No significant mineralization was encountered, and future exploration will shift to testing other targets within the license area. A total of 2,500 metres of drilling was completed in the Xiaoshiren Central and Xiaoshiren South target areas. Best results were an intercept of 37.6 metres grading 2.84 grams per tonne gold from the Xiaoshiren South target.

BRAZIL

Tocantinzinho District

At Tocantinzinho, 2012 exploration activities included 5,700 metres of diamond drilling testing geophysical and geochemical targets peripheral to the deposit. Significant results included the discovery of a zone of copper-molybdenum porphyry-style mineralization several kilometres west of Tocantinzinho, with a drillhole intercept of 295.0 metres grading 0.19% copper and 0.015% molybdenum. Narrow intervals of high grade gold mineralization were also encountered in several drillholes, and will be further tested in 2013.

Reconnaissance

At the Agua Branca project, 8,800 metres of drilling tested the Camarao Hill zone over a 2 kilometre strike length. Although the drilling confirmed continuity of the northeast-striking mineralized zone, significant gold values were typically restricted to narrow intervals within broad low grade zones, and none of the new holes improved on results from previous drill programs. Additional auger testing is planned for early 2013.

Reconnaissance fieldwork aimed at defining drill targets was completed during the year at the Piranhas and Chapadinha projects, both being explored under option agreements with private owners.

GREECE

Chalkidiki District

In the Chalkidiki district, drilling programs were completed in 2012 at the Skouries, Piavitsa and Fisoka project areas. At Piavitsa, 14,000 metres of drilling tested the mineralized Stratoni Fault zone over approximately a 2 kilometre strike length, constraining a new Inferred Resource for the deposit. Strongest mineralization was encountered in two areas: one near the central portion of the tested area; and the other in the Piavitsa West area, where the Stratoni Fault appears to be offset by a north-striking younger fault. Several drillholes also cut mineralized veins with intermediate sulfidation epithermal characteristics and moderate gold grades. This discovery represents a style of mineralization not previously known in the district.

At Skouries, a total of 12,100 metres of drilling was completed including 19 infill drillholes in the design pit area, and two deep confirmation drillholes. Infill drillholes converted portions of the low-grade Inferred Resource peripheral to the deposit core into Measured and Indicated Resources. The two deep confirmation holes intersected intense porphyry-style mineralization within potassically altered syenite and lesser wallrock zones, with grades similar to those predicted by the resource model.

At Fisoka, a total of 2,700 metres of drilling was completed testing the three primary porphyry target areas. Best results were from a shallow supergene blanket over the northern porphyry body, with grades similar to those obtained from previous drilling programs.

Perama District
In the Perama district, exploration activities during 2012 focused on mapping and sampling of the Perama South deposit area, directed towards identifying controls on mineralization for future drill targeting. At Perama Hill, infill drilling along the western margin of the deposit began late in the year.

ROMANIA

Certej District
Exploration activities in the Certej district during 2012 included drilling programs at the Certej deposit and at the Sacaramb prospect. At the Certej deposit, drilling focused on two areas referred to as the link zone and the west pit areas. A total of 13,900 metres of drilling was completed which identified new high grade zones of mineralization within the deeper parts of the link zone, and significantly increased the deposit resource. At Sacaramb, drilling tested geophysical anomalies along the inferred extension of vein systems that were mined historically. This drill program did not encounter significant new mineralization.

Non-IFRS Measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash Operating Cost
The table below reconciles cash operating cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2012	**2011**
Production costs – excluding Vila Nova and Stratoni (from consolidated income statements)	352.9	316.2
Less:		
By-product credits	(6.6)	(5.2)
Total cash cost	**346.3**	**311.0**
Less:		
Royalty expense and production taxes	(44.1)	(43.9)
Cash operating cost	**302.2**	**267.1**
Gold ounces sold	625,394	658,919
Total cash cost per ounce	**554**	**472**
Cash operating cost per ounce	**483**	**405**

Cash Flow From Operations Before Changes in Non-Cash Working Capital
We use *cash flow from operations (or operating activities) before changes in non-cash working capital* to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Financial Condition

Operating activities before changes in non-cash working capital generated $447.7 million in cash this year, compared to $502.1 million in 2011. In addition, cash flow of $54.7 million related to pre-commercial production was recorded as cash flows from investment activities.

CAPITAL EXPENDITURES

We invested $426.2 million in capital expenditures, mine development, mining licences and other assets this year.

Mine development and capitalized exploration expenditures at our development projects totalled $117.0 million:

- $43.6 million at Olympias
- $20.6 million at Skouries
- $3.9 million at Piavitsa
- $7.6 million at Perama Hill
- $9.9 million at Certej
- $13.9 million at Eastern Dragon
- $17.5 million at Tocantinzinho

Spending at our producing mines (including capitalized exploration and development activities) totalled $292.7 million:

- $104.9 million at Kışladağ
- $73.2 million at Efemçukuru
- $59.0 million at Jinfeng
- $27.2 million at White Mountain
- $23.9 million at Tanjianshan
- $1.3 million at Vila Nova
- $3.2 million at Stratoni

We also spent $13.0 million on land acquisitions in Turkey. The remaining $3.5 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania and China.

Capital Resources

($ millions)	2012	2011
Cash and cash equivalents	816.8	393.8
Working capital	917.3	435.7
Restricted collateralized accounts	0.2	55.4
Debt – current and long-term	593.3	81.0

Cash and cash equivalents of $228.1 million are held by the Company's operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at December 31, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2013 and beyond.

Contractual Obligations
as at December 31, 2012

($ millions)	2013	2014	2015	2016 and beyond	Total
Debt	10.3	–	–	600.0	610.3
Capital leases	0.2	–	–	–	0.2
Operating leases	6.6	7.1	4.4	9.9	28.0
Purchase obligations	171.6	21.8	16.1	29.0	238.5
Totals	**188.7**	**28.9**	**20.5**	**638.9**	**877.0**

Purchase obligations relate primarily to the Phase IV Mine Expansion Project at Kışladağ, mine development projects in Greece, and operating and maintenance supply contracts at our operating mines. The table does not include interest on debt.

Debt

SENIOR NOTES

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of a commission payment. The commission payment of $10.5 million will be recognized in the consolidated income statement over the term of the notes. The notes are redeemable by the Company in whole or in part, for cash:

i) At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

ii) On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amounts of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

Net deferred financing costs of $6.5 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

REVOLVING CREDIT FACILITY

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC ("the credit facility") and a syndicate of other banks. The credit facility was to mature on October 12, 2015.

In November 2012, the Company amended, restated and increased the existing revolving credit facility with HSBC ("the amended and restated credit agreement" or "ARCA") to $375.0 million. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources B.V. and Tuprag Metal Madencilik Sanayi ve Ticaret A.S., wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2012.

Loan interest is variable dependent on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $3.0 million were paid on the establishment of the credit facility in 2011, and additional fees of $1.7 million were paid on the amendment to the credit facility. These amounts have been deferred as prepayments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2012, the prepaid loan cost on the balance sheet was $3.9 million.

No amounts were drawn down under the ARCA as at December 31, 2012.

EASTERN DRAGON

Standby Line of Credit

In January 2010, Rock Mining Industry Development Company Limited ("Eastern Dragon"), our 95% owned subsidiary, entered into a RMB 320.0 million ($50.8 million) standby letter of credit loan with China Merchants Bank ("CMB"). On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with China Construction Bank ("CCB"). This loan had a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate was to be adjusted monthly at the prevailing lending rate stipulated by the People's Bank of China for working capital loans. This loan was collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold Mining Pty. ("Sino Gold") to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million. During 2012, Eastern Dragon repaid the full amount of this loan and the restricted cash was released.

Project Financing Loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($71.6 million) project financing loan with CMB.

The loan has three components:

- a long-term loan of RMB 320.0 million ($50.9 million), with a five-year term
- a fixed asset loan of RMB 100.0 million ($15.9 million) with a four-year term
- a working capital loan of RMB 30.0 million ($4.8 million) with a one-year term

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People's Bank of China for similar loans.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

- Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;
- Sino Gold to open an offshore banking business bank account with CMB and deposit $40.0 million;
- The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder and entrusted loan is at least $84.7 million (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

- The project obtains the mining license;
- The project has been developed and in production;
- The gold operation permit has been granted; and
- The safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding share-holder loan and total banking debt cannot exceed RMB 550.0 million ($87.5 million) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2012.

HSBC Revolving Loan Facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12.7 million) revolving facility ("the Facility") with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($0.2 million) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of draw-down. The Facility has a term of up to one year. In February 2012, the Facility was reviewed by the bank and was extended to March 11, 2013. The interest rate on this loan as at December 31, 2012 was 6.16%.

As at December 31, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2012, the security coverage is $11.4 million.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Entrusted Loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsidiary, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.6 million) in September 2011, and to RMB 620.0 million ($98.6 million) in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2012 was 4.59%.

As at December 31, 2012, RMB 543.0 million ($86.4 million) had been drawn under the entrusted loan.

Subsequent to December 31, 2012, RMB 5.0 million ($0.8 million) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

JINFENG

Construction Loan

In 2009, Guizhou Jinfeng Mining Ltd. ("Jinfeng"), our 82% owned subsidiary entered into a RMB 680.0 million ($108.2 million) construction loan facility ("the construction loan") with CCB. The construction loan had a term of 6 years commencing from February 27, 2009 and was subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People's Bank of China for similar loans. Jinfeng made regularly scheduled quarterly loan repayments as well as prepayments during the period 2010 and 2011, leaving a remaining loan balance at the beginning of 2012 of $19.9 million. During 2012 Jinfeng paid off the remaining loan balance.

Working Capital Loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15.9 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured and has no security pledged as collateral.

As at February 5, 2013, Jinfeng has drawn down RMB 78.0 million ($12.4 million) under this facility, and used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

Defined Benefit Plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan ("the Pension Plan") and non-registered supplementary pension plan ("the SERP"). During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement ("RCA") trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company's creditors. The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account. These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado's plans are actuarial valuations for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2011 for funding purposes with the next required valuation as of January 1, 2014. The SERP's last valuation was on January 1, 2012 for funding purposes and the next valuation will be prepared in accordance with the terms of the Pension Plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2012.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to prefund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $39.6 million (2011 – $7.5 million). Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2011 – $0.2 million). The Company expects to contribute $0.1 million to the Pension Plan and $2.8 million to the SERP in 2013.

Equity

This year we received net proceeds of $22.1 million for issuing 3,271,683 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common Shares Outstanding	
as of February 21, 2013	714,534,476
as of December 31, 2012	714,344,476
Share purchase options – as of February 21, 2013	14,727,006
(Weighted average exercise price per share: $13.68 CDN)	

Managing Risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company's Annual Information Form for additional information).

We manage risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to protect the company against them.

FINANCIAL RISK

Liquidity Risk
Liquidity risk is the risk that we cannot meet our financial obligations. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2013 and beyond.

Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. To mitigate exposure to credit risk on financial assets, we have policies that require counterparties demonstrate minimum creditworthiness, and ensure liquidity of available funds. We also monitor our concentrations of credit risk and closely monitor our financial assets.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2012.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2012, approximately 71% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Currency Risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian Lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2012. We recognized a gain of $2.8 million on foreign exchange this year, compared to a loss of $5.4 million in 2011.

(thousands)	Canadian Dollar	Australian Dollar	Euro	Swedish Krona	Romanian Lei	British Pound	Turkish Lira	Chinese Renminbi	Brazilian Real
Cash and cash equivalents	256,134	1,141	2,806	–	3,874	305	3,608	691,460	2,442
Marketable securities	1,979	–	–	–	–	–	–	–	–
Accounts receivable and other	2,147	–	7,418	38,775	3,471	–	26,082	142,235	35,279
Accounts payable and accrued liabilities	(12,670)	–	(33,744)	–	(1,474)	–	(61,235)	(687,162)	(6,807)
Debt	–	–	–	–	–	–	–	(64,998)	–
Net balance	**247,590**	**1,141**	**(23,520)**	**38,775**	**5,871**	**305**	**(31,545)**	**81,535**	**30,914**
Equivalent in US dollars	248,857	1,187	(31,013)	5,967	1,749	495	(17,696)	12,972	15,132

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2012, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $23.8 million in profit before taxes.

Interest Rate Risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

The majority of our debt is in the form of notes with a fixed interest rate of 6.125%. We earned an average of approximately 1.4% in interest on our cash and cash equivalents this year, compared to 1.0% in 2011.
We don't actively manage our exposure to changes in interest rates.

Price Risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world's major gold-producing countries. We don't hedge against changes in the price of gold.

- The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. We are evaluating a hedge against changes in the price of diesel fuel.
- Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. We do not hedge against changes in the price of electricity.

Sensitivity Analysis For Key Variables

	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$23.8 million
Price of gold (based on the expectations and assumptions we used in our 2013 outlook)	10%	$93.8 million
Interest rate on variable interest debt	10%	$0.1 million
Interest earned on cash and cash equivalents	10%	$0.9 million
Price of diesel fuel	10%	$3.0 million

OTHER RISKS AND UNCERTAINTIES

Exploration and Development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It's unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political Risk

We operate in five countries outside of North America: Turkey, China, Brazil, Romania and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Information

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2012 consolidated financial statements.

Inventories

We value finished goods, work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

- the amount of gold we estimate is in the ore stacked on the leach pads
- the amount of gold we expect to recover from the stacks
- the amount of gold and other metals in the mill circuits
- the amount of gold and other metals in concentrates
- the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2012, the average cost of inventory was significantly below its net realizable value.

Reserves and Resources

Our estimates for Kışladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with *Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects* (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

- the mineral reserves defined in this report qualify as reserves under SEC standards
- the measured and indicated mineral resources in this report will ever be converted to reserves
- the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value Beyond Proven And Probable Reserves ("VBPP")

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Mining Interests

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At the end of every year, we assess whether there has been an impairment of our capitalized mining properties, plant and equipment. If there were an impairment, we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There will be an impairment if metal prices are lower, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There will be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2012, based on an average projected gold price for 2013-2017 of $1,700 per ounce and a long-term inflation adjusted price of $1,350 per ounce by 2018, the estimated discounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

Goodwill and Impairment Testing
We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill every year by comparing the fair value of our units to their carrying amounts. If a unit's carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2012, our consolidated balance sheet included $839.7 million in goodwill as follows: EGU Greek assets ($473.8 million), Sino Gold assets ($363.7 million) and Tanjianshan ($2.2 million). We used a discount rate of 7% to calculate the net present value of cash flows from Tanjianshan to estimate its implied fair value. We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from Sino Gold mines in order to estimate their fair values. There was no impairment of goodwill for any of these units. Our EGU Greek and Romanian gold projects have been recorded at their fair values as of the date of acquisition, February 24, 2012, using a discount rate of between 7% and 9%.

Operating Costs
We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based Compensation
We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset Retirement Obligations
We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income Taxes
We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension Plans
We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

	December 31, 2012		December 31, 2011	
Key Assumptions – Pension Plans	**Pension Plan**	**SERP**	**Pension Plan**	**SERP**
Expected long term-rate of return on plan assets	6.0%	3.0%	6.5%	6.5%
Discount rate beginning of year	4.5%	4.5%	5.5%	5.5%
Discount rate end of year	3.9%	3.9%	4.5%	4.5%
Rate of salary escalation	3.0%	3.0%	3.0%	3.0%
Average remaining service period of active employees expected to receive benefits	7.8 years	7.8 years	6.7 years	6.7 years

Changes in Accounting Policies

The following standards and amendments to existing standards have been published and are mandatory for Eldorado's annual accounting periods beginning January 1, 2013, or later periods:

- IAS 19 *'Employee Benefits'* – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 ("IAS 19R") represents IASB's effort to improve the accounting for employee retirement benefits. The revisions include:
  - Requirement to recognize past service costs immediately in net income rather than using the corridor method.
  - Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
  - Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
  - Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity's cash flows.

The revised IAS 19 will be applicable for reporting periods starting on or after January 1, 2013 with retrospective application. If the standard had been effective January 1, 2012, defined benefits expense for the Company would have been reduced by $0.3 million.

- IFRS 9 *'Financial Instruments: Classification and Measurement'* – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.
- IFRS 10 *'Consolidated Financial Statements'* – IFRS 10 establishes control as the basis for an investor to consolidate its investee; it defines control as an investor's power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 10 to have a material impact on the consolidated financial statements.
- *IFRS 11 'Joint Arrangements'* – This standard replaces the guidance in IAS 31 *Interests in Joint Ventures*. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint ventures are now accounted for using the equity method.

  Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation will collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 and IAS 36 *'Impairment of Assets'*.

  Any impairment losses identified on adoption of the new standard are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013 and does not expect its adoption to have a material impact on the consolidated financial statements.

- IFRS 12 *'Disclosure of Interests in Other Entities'* – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 12 to have a material impact on the consolidated financial statements.

- IFRS 13 *'Fair value measurement'*, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company does not expect the adoption of IFRS 13 to have a material impact on the consolidated financial statements.
- IFRIC 20 *'Stripping costs in the production phase of a surface mine'* – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, 'Inventories'. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.
- There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by applicable rules of certification, we excluded, solely to the extent it overlaps with internal control, EGU's operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2012.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it's designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, we excluded EGU's operations from our annual assessment of internal controls over financial reporting for the year ended December 31, 2012. We are in the process of integrating EGU's operations and will be expanding our internal control over financial reporting compliance program to include EGU over the next year. EGU's operations represent $2,553.5 million of net assets, $48.7 million of consolidated revenues and $26.1 million of net loss as at and for the year ended December 31, 2012.

KPMG LLP, an independent registered public accounting firm, has audited management's assessment of the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

QUALIFIED PERSON

Except as otherwise noted, Norman Pitcher, P. Geo., the Company's President, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

FORWARD-LOOKING INFORMATION AND RISKS

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be *forward-looking information* or *forward-looking statements* under Canadian and United States securities laws. We refer to them in this document as *forward-looking information*.

Key things to understand about the forward-looking information in this document:

- It typically includes words and phrases about the future, such as: *plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will*, as well as the negative of these words and phrases.
- Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
- It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
- It is also subject to the risks associated with our business, including
  - the changing price of gold and currencies,
  - actual and estimated production and mineral reserves and resources,
  - the speculative nature of gold exploration,
  - risks associated with mining operations and development,
  - regulatory and permitting risks,
  - acquisition risks, and
  - other risks that are set out in our Annual Information Form.
- If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our Annual Information Form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Management's Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management's best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2012, the Company's internal control over financial reporting was effective.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company's outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors' report. The effectiveness of the Company's internal control over financial reporting as at December 31, 2012 has also been audited by KPMG, and their opinion is included in their report.



Paul N. Wright
Chief Executive Officer



Fabiana Chubbs
Chief Financial Officer

February 21, 2013
Vancouver, British Columbia, Canada

Independent Auditors' Report of Registered Public Accounting Firm

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ELDORADO GOLD CORPORATION

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Eldorado Gold Corporation's internal control over financial reporting.


KPMG LLP

Chartered Accountants

Vancouver, Canada
February 21, 2013

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ELDORADO GOLD CORPORATION

We have audited Eldorado Gold Corporation's (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Eldorado Gold Corporation acquired European Goldfields Ltd. during 2012, and management excluded from its assessment of the effectiveness of Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2012, European Goldfields Ltd.'s internal control over financial reporting associated with total assets of $3,351,485,000 and total revenues of $48,701,000 included in the consolidated financial statements of Eldorado Gold Corporation and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Eldorado Gold Corporation also excluded an evaluation of the internal control over financial reporting of European Goldfields Ltd.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and December 31, 2011 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012, and our report dated February 21, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.


KPMG LLP

Chartered Accountants

Vancouver, Canada
February 21, 2013

Consolidated Balance Sheets

(Expressed in thousands of US dollars)

($)	Note	December 31, 2012	December 31, 2011
Assets			
Current assets			
Cash and cash equivalents	6	816,843	393,763
Restricted cash	7, 16	241	55,390
Marketable securities	8	1,988	2,640
Accounts receivable and other	9	112,324	42,309
Inventories	10	220,766	190,968
		1,152,162	**685,070**
Investments in significantly influenced companies	11	27,949	18,808
Deferred income tax assets	19	3,149	4,259
Restricted assets and other	12	31,846	38,430
Defined benefit pension plan	18	4,571	-
Property, plant and equipment	13	5,868,742	2,847,910
Goodwill	14	839,710	365,928
		7,928,129	**3,960,405**
Liabilities & Equity			
Current liabilities			
Accounts payable and accrued liabilities	15	224,567	168,367
Current debt	16	10,341	81,031
		234,908	**249,398**
Debt	16	582,974	-
Asset retirement obligations	17	79,971	43,213
Defined benefit pension plan	18	-	19,969
Deferred income tax liabilities	19	816,941	336,579
		1,714,794	**649,159**
Equity			
Share capital	20	5,300,957	2,855,689
Treasury stock		(7,445)	(4,018)
Contributed surplus		65,382	30,441
Accumulated other comprehensive loss		(24,535)	(10,069)
Retained earnings		594,876	382,716
Total equity attributable to shareholders of the Company		**5,929,235**	**3,254,759**
Attributable to non-controlling interests		**284,100**	**56,487**
		6,213,335	**3,311,246**
		7,928,129	**3,960,405**

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors



Robert R. Gilmore
Director



Paul N. Wright
Director

Date of approval: February 21, 2013

Consolidated Income Statements

(Expressed in thousands of US dollars except per share amounts)

For the year ended December 31 ($)	Note	2012	2011
Revenue			
Metal sales		1,147,541	1,103,737
Cost of sales			
Production costs	28	427,946	346,484
Depreciation and amortization		113,529	122,414
		541,475	468,898
Gross profit		**606,066**	**634,839**
Exploration expenses		39,521	30,773
General and administrative expenses		70,135	59,239
Defined benefit pension plan expense	18	1,900	2,088
Share based payments	21	21,794	19,722
Acquisition costs	5	21,247	-
Foreign exchange (gain) loss		(2,780)	5,367
Operating profit		**454,249**	**517,650**
Loss (gain) on disposal of assets		509	(2,729)
Gain on marketable securities and other investments		(176)	(664)
Loss on investments in significantly influenced companies		5,627	4,225
Other income		(6,870)	(2,869)
Asset retirement obligation accretion	17	1,842	1,546
Interest and financing costs	29	6,983	5,331
Profit before income tax		**446,334**	**512,810**
Income tax expense	19	128,276	165,587
Profit for the year		**318,058**	**347,223**
Attributable to:			
Shareholders of the Company		305,302	318,662
Non-controlling interests		12,756	28,561
Profit for the year		**318,058**	**347,223**
Weighted average number of shares outstanding	30		
Basic		689,007	549,791
Diluted		690,669	551,625
Earnings per share attributable to shareholders of the Company	30		
Basic earnings per share		0.44	0.58
Diluted earnings per share		0.44	0.58

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of US dollars)

For the year ended December 31 ($)	Note	2012	2011
Profit for the year		318,058	347,223
Other comprehensive loss:			
Change in fair value of available-for-sale financial assets (net of income taxes of nil and $12)		(1,429)	(977)
Realized gains on disposal of available-for-sale financial assets transferred to net income		(56)	(794)
Actuarial losses on defined benefit pension plans	*18*	(12,981)	(6,661)
Total other comprehensive loss for the year		(14,466)	(8,432)
Total comprehensive income for the year		**303,592**	**338,791**
Attributable to:			
Shareholders of the Company		290,836	310,230
Non-controlling interests		12,756	28,561
		303,592	**338,791**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

For the year ended December 31 ($)	Note	2012	2011
Cash flows generated from (used in):			
Operating activities			
Profit for the year		318,058	347,223
Items not affecting cash			
Asset retirement obligation accretion		1,842	1,546
Depreciation and amortization		113,529	122,414
Unrealized foreign exchange (gain) loss		(1,072)	6,500
Deferred income tax (recovery) expense		(14,311)	1,804
Loss (gain) on disposal of assets		509	(2,729)
Loss on investment in significantly influenced companies		5,627	4,225
Gain on marketable securities and other investments		(176)	(664)
Share based payments		21,794	19,722
Defined benefit pension plan expense		1,900	2,088
		447,700	**502,129**
Changes in non-cash working capital	22	(152,472)	9,948
		295,228	**512,077**
Investing activities			
Net cash received on acquisition of subsidiary	5	18,789	–
Purchase of property, plant and equipment		(426,174)	(272,818)
Proceeds from the sale of property, plant and equipment		859	147
Proceeds on pre-production sales		54,705	–
Purchase of marketable securities		–	(1,823)
Proceeds from the sale of marketable securities		1,270	8,154
Funding of non-registered supplemental retirement plan investments, net		14,486	(7,045)
Investments in significantly influenced companies		(14,768)	(16,830)
Decrease (increase) in restricted cash		55,149	(2,957)
		(295,684)	**(293,172)**
Financing activities			
Issuance of common shares for cash		22,145	31,600
Dividend paid to non-controlling interests		(9,399)	(8,095)
Dividend paid to shareholders		(93,142)	(61,167)
Purchase of treasury stock		(6,830)	(6,438)
Long-term and bank debt proceeds		650,000	5,782
Long-term and bank debt repayments		(120,430)	(98,169)
Loan financing costs		(18,808)	(2,999)
		423,536	**(139,486)**
Net increase in cash and cash equivalents		**423,080**	**79,419**
Cash and cash equivalents – beginning of year		393,763	314,344
Cash and cash equivalents – end of year		**816,843**	**393,763**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

For the year ended December 31 ($)	Note	2012	2011
Share capital			
Balance beginning of year		2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		22,145	30,115
Transfer of contributed surplus on exercise of options		23,221	9,410
Shares issued on acquisition of European Goldfields Ltd.	5	2,380,140	-
Transfer of contributed surplus on exercise of deferred phantom units		19,762	-
Shares issued upon exercise of warrants, for cash		-	1,485
Balance end of year		**5,300,957**	**2,855,689**
Treasury stock			
Balance beginning of year		(4,018)	-
Purchase of treasury stock		(6,830)	(6,438)
Shares redeemed upon exercise of restricted share units		3,403	2,420
Balance end of year		**(7,445)**	**(4,018)**
Contributed surplus			
Balance beginning of year		30,441	22,967
Share based payments		21,092	19,304
Shares redeemed upon exercise of restricted share units		(3,403)	(2,420)
Options issued on acquisition of European Goldfields Ltd.	5	31,130	-
Deferred phantom units granted on acquisition of European Goldfields Ltd.	5	29,105	-
Transfer to share capital on exercise of options and deferred phantom units		(42,983)	(9,410)
Balance end of year		**65,382**	**30,441**
Accumulated other comprehensive loss			
Balance beginning of year		(10,069)	(1,637)
Other comprehensive loss for the year		(14,466)	(8,432)
Balance end of year		**(24,535)**	**(10,069)**
Retained earnings			
Balance beginning of year		382,716	125,221
Dividends paid		(93,142)	(61,167)
Profit attributable to shareholders of the Company		305,302	318,662
Balance end of year		**594,876**	**382,716**
Total equity attributable to shareholders of the Company		**5,929,235**	**3,254,759**
Non-controlling interests			
Balance beginning of year		56,487	36,021
Profit attributable to non-controlling interests		12,756	28,561
Dividends declared to non-controlling interests		(9,399)	(8,095)
Acquired non-controlling interest	5	224,256	-
Balance end of year		**284,100**	**56,487**
Total equity		**6,213,335**	**3,311,246**

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in thousands of US dollars, unless otherwise stated)

1. General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. ("EGU") in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2. Basis of Preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2013.

UPCOMING CHANGES IN ACCOUNTING STANDARDS

The following standards and amendments to existing standards have been published and are mandatory for Eldorado's annual accounting periods beginning January 1, 2013, or later periods:

- IAS 19 *'Employee Benefits'* – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 ("IAS 19R") represents IASB's effort to improve the accounting for employee retirement benefits. The revisions include:
  - Requirement to recognize past service costs immediately in net income rather than using the corridor method.
  - Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
  - Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
  - Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity's cash flows.

  The revised IAS 19 will be applicable for reporting periods starting on or after January 1, 2013 with retrospective application. If the standard had been effective January 1, 2012, defined benefits expense for the Company would have been reduced by $294.

- IFRS 9 *'Financial Instruments: Classification and Measurement'* – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, *'Financial Instruments: Recognition and Measurement'*. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

- IFRS 10 *'Consolidated Financial Statements'* – IFRS 10 establishes control as the basis for an investor to consolidate its investee; it defines control as an investor's power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 10 to have a material impact on the consolidated financial statements.

- IFRS 11 *'Joint Arrangements'* – This standard replaces the guidance in IAS 31 *'Interests in Joint Ventures'*. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint ventures entities are now accounted for using the equity method.

(Expressed in thousands of US dollars, unless otherwise stated)

2. Basis of Preparation (CONTINUED)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation will collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 and IAS 36 '*Impairment of Assets*'.

Any impairment losses identified on adoption of the new standard are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013 and does not expect its adoption to have a material impact on the consolidated financial statements.

- IFRS 12 *'Disclosure of Interests in Other Entities'* – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRS 12 to have a material impact on the consolidated financial statements.

- IFRS 13 *'Fair value measurement'* – Aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company does not expect the adoption of IFRS 13 to have a material impact on the consolidated financial statements.

- IFRIC 20 *'Stripping costs in the production phase of a surface mine'* – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, '*Inventories*'. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect the adoption of IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

- There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

3. Significant Accounting Policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by Eldorado entities.

3.1 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries and Business Combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(Expressed in thousands of US dollars, unless otherwise stated)

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Qinghai Dachaidan Mining Ltd ("QDML")	China	90%	Consolidated	TJS Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation ("Brazauro")	Brazil	100%	Consolidated	Tocantinzinho Project
Hellas Gold SA ("Hellas")	Greece	95%	Consolidated	Stratoni Mine Olympias Project Skouries Project
Deva Gold SA ("Deva")	Romania	80%	Consolidated	Certej Project

(ii) Investments in Associates (Equity Accounted for Investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

(iii) Transactions with Non-Controlling Interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv) Transactions Eliminated on Consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (CONTINUED)

3.2 FOREIGN CURRENCY TRANSLATION

(i) Functional and Presentation Currency
Items included in the financial statements of each of Eldorado's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3 PROPERTY, PLANT AND EQUIPMENT

(i) Cost and Valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, Plant and Equipment
Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii) Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine's estimated life using the units-of-production method calculated based on proven and probable reserves.

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit's estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent Costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred Stripping Costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the economically recoverable proven and probable reserves to which they relate.

(vi) Borrowing Costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine Standby and Restructuring Costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine. Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4 EXPLORATION AND EVALUATION EXPENDITURES

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
ii) determining the optimal methods of extraction and metallurgical and treatment processes;
iii) studies related to surveying, transportation and infrastructure requirements;
iv) permitting activities; and
v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

- There is a probable future benefit that will contribute to future cash inflows;
- The Company can obtain the benefit and control access to it; and
- The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on development projects continue to be capitalized until the mine and mill commences commercial production. Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. The criteria for determining whether expenditures on extensions of mineral properties are capitalized are the same as those presented for capitalizing evaluation expenditures and subsequent mine development costs. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (CONTINUED)

3.5 GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

On transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010.
In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado's previous accounting framework, Canadian GAAP.

3.6 IMPAIRMENT OF NON-FINANCIAL ASSETS

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or 'CGU's). These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7 FINANCIAL ASSETS

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) *Financial assets at fair value through profit or loss*
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) *Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado's loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other, and restricted assets and other in the balance sheet.

(c) *Available-for-sale financial assets*
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado's available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and Measurement
Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'Gain or loss on marketable securities' in the period in which they arise. Dividend income from 'financial assets at fair value through profit or loss' is recognised in the income statement as part of other income when Eldorado's right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as 'Gain or loss on marketable securities'.

(iii) Impairment of Financial Assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3. Significant Accounting Policies (CONTINUED)

3.8 DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9 INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

i) Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

   Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

   Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii) Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10 TRADE RECEIVABLES

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where necessary.

3.11 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12 SHARE CAPITAL

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders' equity.

3.13 TRADE PAYABLES

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14 DEBT AND BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15 CURRENT AND DEFERRED INCOME TAX

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16 EMPLOYEE BENEFITS

(i) Defined Benefit Plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

3. Significant Accounting Policies (CONTINUED)

(ii) Termination Benefits
Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term Benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17 SHARE-BASED PAYMENT TRANSACTIONS

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares.

The fair value of the options and restricted share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18 PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and Restoration
Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an 'Asset retirement obligation' on the balance sheet.

The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19 REVENUE RECOGNITION

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property, plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20 FINANCE INCOME AND EXPENSES

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21 EARNINGS PER SHARE

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4. Critical Accounting Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

PURCHASE PRICE ALLOCATION

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

(Expressed in thousands of US dollars, unless otherwise stated)

4. Critical Accounting Estimates and Judgements (CONTINUED)

ESTIMATED RECOVERABLE RESERVES AND RESOURCES

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

CURRENT AND DEFERRED TAXES

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

5. Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU. Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement. EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold ("Hellas"), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU.

(Expressed in thousands of US dollars, unless otherwise stated)

The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:	
157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	**$2,440,394**
Net assets acquired:	
Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,232
Mining interests	2,745,440
Goodwill	473,782
Accounts payable	(71,944)
Other liabilities	(45,457)
Deferred income taxes	(495,744)
Non-controlling interest	(224,256)
	$2,440,394

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in the first quarter of 2013.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognized. During the measurement period the Company has received additional information regarding contingent liabilities that existed at acquisition date. This added information has resulted in an increase to the liabilities acquired and the goodwill recognized in our March 31, 2012 condensed consolidated financial statements of $36,215. Furthermore, the Company has revised the valuation model of the acquired assets for new information existing at the acquisition date by changing inputs such as increasing the discount rate on the Greek projects, timing of cash flows at the projects and long term metal pricing. These changes combined to reduce the fair value of the acquired projects which has resulted in an increase in goodwill of approximately $160,000, a decrease in deferred income tax liability of approximately $42,000 and a decrease in non-controlling interest of approximately $36,000.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units ("DPUs") as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange. The value of the replacement options was calculated using the Black-Scholes model. The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	CDN $0.09
Forfeiture rate	0%

(Expressed in thousands of US dollars, unless otherwise stated)

5. Acquisition of European Goldfields Ltd. (CONTINUED)

Acquisition related costs of $21,247 have been charged to transaction costs in the consolidated income statement for the year ended December 31, 2012.

These consolidated financial statements include EGU's results from February 24, 2012 to December 31, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $48,701. This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss before tax was $26,348.

Had EGU been consolidated from January 1, 2012, the consolidated income statement would include additional revenue of $56,479 and a net loss before tax of $49,392 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6. Cash and Cash Equivalents

($)	December 31, 2012	**December 31, 2011**
Cash at bank and on hand	559,267	387,761
Short-term bank deposits	257,576	6,002
	816,843	**393,763**

Short-term deposits at the end of December 31, 2012 include part of the proceeds from the senior notes (note 16(g)). A total of $248,250 was invested in December, 2012 and redeemed in January, 2013.

7. Restricted Cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

($)	December 31, 2012	**December 31, 2011**
Eastern Dragon CMB standby letter of credit loan (Note 16(c))	-	52,390
Unamgen HSBC letter of credit	-	3,000
Other restricted cash – Hellas SA	241	-
	241	**55,390**

8. Marketable Securities

All marketable securities owned by the Company are categorized as available-for-sale.

The fair value of all equity securities is based on the balance sheet date bid prices in an active market.

(Expressed in thousands of US dollars, unless otherwise stated)

9. Accounts Receivable and Other

($)	December 31, 2012	December 31, 2011
Trade receivables	53,147	7,037
Value added and other taxes recoverable	6,724	7,679
Other receivables and advances	27,173	5,528
Prepaid expenses and deposits	25,280	22,065
	112,324	**42,309**

10. Inventories

($)	December 31, 2012	December 31, 2011
Ore stockpiles	46,826	66,656
In-process inventory and finished goods	83,639	58,382
Materials and supplies	90,301	65,930
	220,766	**190,968**

The cost of materials and supplies consumed during the year and included in production costs amounted to $181,013 (2011 – $143,985).

11. Investments in Significantly Influenced Companies

($)	December 31, 2012	December 31, 2011
Serabi Mining Plc ("Serabi")	2,145	3,646
Kopy Goldfields ("Kopy")	4,929	3,959
Glory Resources ("Glory")	10,675	11,203
Kenai Resources ("Kenai")	1,150	–
Nordic Mines ("Nordic")	9,050	–
	27,949	**18,808**

(a) Serabi

During 2012, the Company acquired an additional 4,500,000 units of Serabi for $696. As at December 31, 2012, the Company holds 21,340,000 ordinary shares and 750,000 purchase warrants of Serabi. This represents a 26.3% interest in Serabi.

The investment in Serabi is being accounted for under the equity method as follows:

($)	2012	2011
Balance at January 1,	3,646	6,202
Purchases during the year	696	1,318
Equity loss for the year	(2,197)	(3,874)
Balance at December 31,	**2,145**	**3,646**

Based on quoted market prices, the fair value of the Company's investment in Serabi at December 31, 2012 was $2,145. Subsequent to December 31, 2012, Serabi issued 270,000,000 new shares; the Company did not participate in the issue. As a result, the Company recorded equity losses at December 31, 2012 to reduce the carrying value of the investment to the fair market value of the Serabi shares. The Company's interest in Serabi after the new issue of shares is approximately 6% and the Company will begin to account for the investment as a marketable security in 2013.

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

11. Investments in Significantly Influenced Companies (CONTINUED)

(b) Kopy

During 2012, the Company acquired an additional 3,915,000 shares of Kopy for $2,161, including 945,000 purchase warrants. The Company's total investment in Kopy amounts to 6,615,000 ordinary shares. This represents a 28.9% interest in Kopy.

The investment in Kopy is being accounted for under the equity method as follows:

($)	2012	2011
Balance at January 1,	3,959	-
Purchases during the year	2,161	4,273
Equity loss for the period	(1,191)	(314)
Balance at December 31,	**4,929**	**3,959**

Based on quoted market prices, the fair value of the Company's investment in Kopy at December 31, 2012 was $2,250.

Kopy is focused on gold exploration and development in the Lena Goldfields area of the Irkutsk region of Russia.

(c) Glory

In November 2011, the Company entered into a purchase agreement with Glory and acquired 44,595,920 ordinary shares for $11,240. There were no issues of shares in 2012. This represents a 19.9% interest in Glory and, under the agreement, gives the Company the ability to appoint one board member.

The investment in Glory is being accounted for under the equity method as follows:

($)	2012	2011
Balance at January 1,	11,203	-
Purchases during the year	-	11,240
Equity loss for the period	(528)	(37)
Balance at December 31,	**10,675**	**11,203**

Based on quoted market prices, the fair value of the Company's investment in Glory at December 31, 2012 was $10,195.

Glory currently holds mineral interests in the Sapes gold project in Thrace, Greece.

(d) Kenai

In March 2012, the Company entered into a purchase agreement with Kenai and acquired 15,000,000 ordinary shares for $1,496, including 7,500,000 purchase warrants. This represents a 14.2% interest in Kenai. If the Company exercised its purchase warrants the Company would hold a 19.6% interest in Kenai. Under the agreement, the Company has the ability to appoint one board member in Kenai.

The investment in Kenai is being accounted for under the equity method as follows:

($)	2012
Balance at January 1,	-
Purchases during the year	1,495
Equity loss for the period	(345)
Balance at December 31,	**1,150**

Based on quoted market prices, the fair value of the Company's investment in Kenai at December 31, 2012 was $754.

Kenai is focused on gold exploration in Brazil.

(Expressed in thousands of US dollars, unless otherwise stated)

(e) Nordic

During 2012, the Company purchased 11,750,000 shares of Nordic for $10,417. This represents a 13.8% interest in Nordic and, under the agreement, gives the Company the ability to appoint one board member in Nordic.

The investment in Nordic is being accounted for under the equity method as follows:

($)	2012
Balance at January 1,	–
Purchases during the year	10,416
Equity loss for the period	(1,366)
Balance at December 31,	**9,050**

Based on quoted market prices, the fair value of the Company's investment in Nordic at December 31, 2012 was $3,555.

Subsequent to the year ended December 31, 2012, the Company subscribed to an additional 36,855,167 shares which increased the Company's interest in Nordic to 14.2%.

Nordic is a gold mining and exploration company focusing on the Nordic region of Europe.

12. Restricted Assets and Other

($)	2012	2011
Restricted non-current asset – SERP (Note 18)	–	14,456
Restricted credit card deposits	673	648
	673	15,104
Non-current accounts receivable	1,288	369
Prepaid loan costs (Note 16(f))	3,918	2,849
Environmental guarantee deposits	12,468	12,304
Deposit on land acquisition at Jinfeng	654	7,804
Long-term value added and other taxes recoverable	12,845	–
	31,846	**38,430**

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

13. Property, Plant and Equipment

($)	Land and Buildings	Plant and Equipment	Capital Works in Progress	Mineral Properties and Leases	Total
Cost					
Balance at January 1, 2011	283,929	728,897	140,285	1,818,685	2,971,796
Additions/transfers	58,067	185,012	(81,593)	118,299	279,785
Other movements	-	(6,303)	-	-	(6,303)
Disposals	(345)	(1,418)	-	(3,430)	(5,193)
Balance at December 31, 2011	**341,651**	**906,188**	**58,692**	**1,933,554**	**3,240,085**
Balance at January 1, 2012	341,651	906,188	58,692	1,933,554	3,240,085
Additions/transfers	64,272	199,349	75,293	110,439	449,353
Acquisition of EGU	-	345,442	-	2,399,998	2,745,440
Proceeds on pre-production sales	-	(54,705)	-	-	(54,705)
Other movements	-	3,309	-	(1,682)	1,627
Disposals	-	(3,621)	-	-	(3,621)
Balance at December 31, 2012	**405,923**	**1,395,962**	**133,985**	**4,442,309**	**6,378,179**
Depreciation and impairment losses					
Balance at January 1, 2011	(57,697)	(175,572)	-	(38,740)	(272,009)
Depreciation for the year	(31,712)	(63,869)	-	(27,611)	(123,192)
Disposals	1,847	1,179	-	-	3,026
Balance at December 31, 2011	**(87,562)**	**(238,262)**	**-**	**(66,351)**	**(392,175)**
Balance at January 1, 2012	(87,562)	(238,262)	-	(66,351)	(392,175)
Depreciation for the year	(25,696)	(61,083)	-	(28,513)	(115,292)
Other movements	-	(4,304)	-	192	(4,112)
Disposals	-	2,142	-	-	2,142
Balance at December 31, 2012	**(113,258)**	**(301,507)**	**-**	**(94,672)**	**(509,437)**
Carrying amounts					
At January 1, 2011	226,232	553,325	140,285	1,779,945	2,699,787
At December 31, 2011	254,089	667,926	58,692	1,867,203	2,847,910
Balance at December 31, 2012	**292,665**	**1,094,455**	**133,985**	**4,347,637**	**5,868,742**

The amount of expenditures capitalized related to exploration and evaluation costs during the year ended December 31, 2012 included in mineral properties and leases was $37,297 (2011 - $24,385).

The amount of capitalized interest during the year ended December 31, 2012 included in property, plant and equipment was $3,382 (2011 - $3,651).

14. Goodwill

($)	2012	2011
Cost		
Balance at January 1,	365,928	365,928
Acquired during the year	473,782	-
Balance at December 31,	**839,710**	**365,928**

As a result of the preliminary purchase price allocation for the EGU acquisition, the Company recognized goodwill of $473,782 during the year (note 5). The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in the first quarter of 2013.

(Expressed in thousands of US dollars, unless otherwise stated)

There has been no goodwill impairment recorded for the years ended December 31, 2012 and 2011.

Impairment Tests for Goodwill

Goodwill is allocated to Eldorado's cash-generating units (CGUs). As of December 31, 2012, $365,928 relates to goodwill in our China operating segment. The remaining $473,782 relates to our Greece operating segment, which remains under review during the measurement period, and is excluded from the impairment test.

The recoverable amount of a CGU is determined based on the higher of the fair value less costs to sell and value-in-use. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

Goodwill is allocated to the Jinfeng, White Mountain, Eastern Dragon and Tanjianshan CGUs in the amounts of $138,529, $50,276, $174,885 and $2,238, respectively. Recoverability of goodwill is determined using fair value less costs to sell calculations. The key assumptions used for fair value less cost to sell calculations are as follows:

	2012	2011
Gold price ($/ounce)	$1,350 - $1,700	$1,300 - $1,700
Discount rate	7% - 9%	7% - 9%

These assumptions have been used for the analysis of each CGU.

The discount rates used reflect specific risks relating to the relevant CGUs.

The values assigned to the key assumptions represent management's assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management's best estimates and are based on both current and historical information from external and internal sources.

15. Accounts Payable and Accrued Liabilities

($)	December 31, 2012	December 31, 2011
Trade payables	101,505	67,056
HST and other taxes	19,607	40,256
Accrued expenses	103,455	61,055
	224,567	**168,367**

16. Debt

($)	December 31, 2012	December 31, 2011
Current:		
Jinfeng construction loan (a)	–	19,929
Eastern Dragon CMB standby letter of credit loan (c)	–	50,786
Eastern Dragon HSBC revolving loan facility (d)	10,341	10,316
	10,341	81,031
Non-current:		
Senior notes (g)	582,974	–
	–	–
Total debt	**593,315**	**81,031**

(Expressed in thousands of US dollars, unless otherwise stated)

16. Debt (CONTINUED)

(a) Jinfeng Construction Loan

In 2009, Guizhou Jinfeng Mining Ltd. ("Jinfeng"), our 82% owned subsidiary entered into a RMB 680.0 million ($108,186) construction loan facility ("the construction loan") with China Construction Bank ("CCB"). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People's Bank of China for similar loans. The construction loan is secured by the following:

i) Sino Gold corporate guarantee;
ii) Pledge of all shares held by Sino Gold in Jinfeng;
iii) mortgage on all fixed assets of Jinfeng with a value above $100;
iv) mortgage on Jinfeng mining license and exploration license; and
v) mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

During 2010, Jinfeng pre-paid RMB 180.0 million ($28,637) on the outstanding balance of this loan; during 2011 it made scheduled quarterly payments totalling RMB 140.0 million ($22,273) and pre-paid RMB 230.0 million ($36,592). Then in 2012, Jinfeng made scheduled quarterly payments totalling RMB 130.0 million ($20,682) which repaid the loan in full.

(b) Jinfeng CMB Working Capital Loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,910) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured and has no security pledged as collateral.

As at February 5, 2013, Jinfeng has drawn down RMB 78.0 million ($12,410) under this facility and used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

(c) Eastern Dragon CMB Standby Letter of Credit Loan

In January 2010, Rock Mining Industry Development Company Limited ("Eastern Dragon"), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,786) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People's Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with CCB.

During 2012, Eastern Dragon repaid the full amount of this loan and the restricted cash was released.

(d) Eastern Dragon HSBC Revolving Loan Facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,728) revolving facility ("the Facility") with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($159) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year. In February 2012, the Facility was reviewed by the bank and was extended to March 11, 2013. The interest rate on this loan as at December 31, 2012 was 6.16%.

As at December 31, 2012, RMB 65.0 million ($10,341) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2012, the security coverage is $11,375.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(Expressed in thousands of US dollars, unless otherwise stated)

(e) Eastern Dragon CMB Project-Financing Loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($71,593) project-financing loan ("project-financing loan") with CMB. The project-financing loan has three components:

i) A 5 year term, RMB 320.0 million ($50,911) long term loan ("the long term loan");
ii) A 4 year term RMB 100.0 million ($15,910) fixed asset loan ("the fixed asset loan"); and
iii) A one year term RMB 30.0 million ($4,773) working capital loan ("the working capital loan").

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People's Bank of China for similar loans.

The project-financing loan will be secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

1. Receipt of project approval from the Heilongjiang Provincial Development and Reform Commission;
2. Sino Gold to open an offshore banking business bank account with CMB and deposit $40,000;
3. The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder and entrusted loan is at least $84,660 (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon is required to obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

i) The project obtains the mining license;
ii) The project has been developed and is in production;
iii) The gold operation permit has been granted; and
iv) The safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding shareholder loan and total banking debt cannot exceed RMB 550.0 million ($87,503) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2012.

(f) HSBC Revolving Credit Facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC ("the credit facility") and a syndicate of other banks. The credit facility was to mature on October 12, 2015.

In November 2012, the Company amended, restated and increased the existing revolving credit facility with HSBC ("the amended and restated credit agreement" or "ARCA") to $375.0 million. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecure indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2012.

Loan interest is variable dependent on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $2,999 were paid on the establishment of the credit facility in 2011, and additional fees of $1,729 were paid on the amendment to the credit facility. These amounts have been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2012, the prepaid loan cost on the balance sheet was $3,918 (Note 12).

No amounts were drawn down under the ARCA as at December 31, 2012.

(Expressed in thousands of US dollars, unless otherwise stated)

16. Debt (CONTINUED)

(g) Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The commission of $10,500 will be recognized in the consolidated income statement over the term of the notes. In addition, net deferred financing costs of $6,526 have been included as an offset in the balance of the notes in the financial statements and are also being amortized over the term of the notes. The notes are redeemable by the Company in whole or in part, for cash:

i) At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

ii) On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2012 is $612.0 million.

Net deferred financing costs of $6,526 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(h) Entrusted Loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,909) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,637) in September 2011 and to RMB 620.0 million ($98,640) in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2012 was 4.59%.

As at December 31, 2012, RMB 543.0 million ($86,389) had been drawn under the entrusted loan.

Subsequent to December 31, 2012, RMB 5.0 million ($795) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

(Expressed in thousands of US dollars, unless otherwise stated)

17. Asset Retirement Obligations

($)	Asset Retirement Obligations				
	Greece	**Brazil**	**China**	**Turkey**	**Total**
At January 1, 2011	–	2,841	17,103	13,284	33,228
Accretion during the year	–	135	855	556	1,546
Revisions to estimate of obligation	–	269	1,991	6,179	8,439
At December 31, 2011	**–**	**3,245**	**19,949**	**20,019**	**43,213**
Estimated undiscounted amount	–	4,281	25,788	51,640	81,709
At January 1, 2012	–	3,245	19,949	20,019	43,213
Acquired during the year	6,750	–	–	–	6,750
Accretion during the year	272	135	865	570	1,842
Revisions to estimate of obligation	26,627	26	4,789	(3,276)	28,166
At December 31, 2012	**33,649**	**3,406**	**25,603**	**17,313**	**79,971**
Estimated undiscounted amount	33,041	3,923	29,856	43,454	110,274

The Company's asset retirement obligations relate to the restoration and rehabilitation of the Company's mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the closure of the various mining operations.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

(%)	Asset Retirement Obligations			
	Greece	**Brazil**	**China**	**Turkey**
At January 1, 2011				
Inflation rate	–	5.0	4.0	5.0
Discount rate	–	3.3	2.0 to 3.3	4.1 to 4.3
At December 31, 2011				
Inflation rate	–	3.5	3.5	3.5
Discount rate	–	3.1	3.1	3.1
At December 31, 2012				
Inflation rate	2.5	2.5	2.5	2.5
Discount rate	0.7 to 2.7	1.6	0.7 to 1.8	1.9 to 3.0

The discount rate is a risk-free rate determined based on US Treasury bond rates. US Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in US dollars as the majority of the expenditures are expected to be incurred in US dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (Note 12). Additionally, the Company has provided a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines and the removal, cleaning and rehabilitation of the old Olympias tailings

(Expressed in thousands of US dollars, unless otherwise stated)

18. Defined Benefit Plans

($)	December 31, 2012	December 31, 2011
Balance sheet obligations (asset) for:		
Pension plan	616	388
Non-registered supplementary pension plan	(5,187)	19,581
	(4,571)	**19,969**

($)	December 31, 2012	December 31, 2011
Income statement charge for:		
Pension plan	146	118
Non-registered supplementary pension plan	1,754	1,970
	1,900	**2,088**
Actuarial losses recognised in the statement of other comprehensive income in the period (before tax)	12,981	6,661
Cumulative actuarial losses recognised in the statement of other comprehensive income (before tax)	22,277	9,296

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan ("the Pension Plan") and non-registered supplementary pension plan ("the SERP"). During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement ("RCA") trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company's creditors. The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado's plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2011 for funding purposes with the next required valuation as of January 1, 2014. The SERP's last valuation was on January 1, 2012 for funding purposes and the next valuation will be prepared in accordance with the terms on the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2012.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total Cash Payments

Amount contributed to the Pension Plan and the SERP was $39,601 (2011 – $7,549). Cash payments totalling $172 were made directly to beneficiaries during the year (2011 – $174). The Company expects to contribute $127 to the Pension Plan and $2,836 to the SERP in 2013.

The estimated future pension payments for the next five years and five years thereafter are as follows:

($)	2013	2014	2015	2016 and Later
Estimated future pension payments	253	1,811	1,811	2,187

(Expressed in thousands of US dollars, unless otherwise stated)

The amounts recognised in the balance sheet are determined as follows:

($)	December 31, 2012 Pension Plan	December 31, 2012 SERP	December 31, 2011 Pension Plan	December 31, 2011 SERP
Present value of funded obligations	2,585	35,903	2,101	19,581
Fair value of plan assets	(1,969)	(41,090)	(1,713)	-
Liability (asset) on balance sheet	**616**	**(5,187)**	**388**	**19,581**

The movement in the defined benefit obligation over the year is as follows:

($)	2012 Pension Plan	2012 SERP	2012 Total	2011 Pension Plan	2011 SERP	2011 Total
Balance at January 1,	2,101	19,581	21,682	1,609	11,690	13,299
Current service cost	154	1,470	1,624	120	1,292	1,412
Interest cost	100	925	1,025	92	678	770
Actuarial losses	182	13,619	13,801	265	6,396	6,661
Benefit payments	-	(172)	(172)	-	(174)	(174)
Exchange variance	48	480	528	15	(301)	(286)
Balance at December 31,	**2,585**	**35,903**	**38,488**	**2,101**	**19,581**	**21,682**

The movement in the fair value of plan assets of the year is as follows:

($)	2012 Pension Plan	2012 SERP	2011 Pension Plan	2011 SERP
At January 1,	1,713	-	1,280	-
Expected return on plan assets	108	641	94	-
Actuarial gains and losses	(20)	841	58	-
Contributions by employer	130	39,471	322	-
Exchange variance	38	137	(41)	-
At December 31,	**1,969**	**41,090**	**1,713**	**-**

The amounts recognised in the income statement are as follows:

($)	2012 Pension Plan	2012 SERP	2011 Pension Plan	2011 SERP
Current service cost	154	1,470	120	1,292
Interest cost	100	925	92	678
Expected return on plan assets	(108)	(641)	(94)	-
Defined benefit plans expense	**146**	**1,754**	**118**	**1,970**

The actual return on plan assets was $1,520 (2011 – $152).

The principal actuarial assumptions used were as follows:

(%)	2012 Pension Plan	2012 SERP	2011 Pension Plan	2011 SERP
Expected return on plan assets	6.0	3.0	6.5	6.5
Discount rate – beginning of year	4.5	4.5	5.5	5.5
Discount rate – end of year	3.9	3.9	4.5	4.5
Rate of salary escalation	3.0	3.0	3.0	3.0
Average remaining service period of active employees expected to receive benefits	7.8 years	7.8 years	6.7 years	6.7 years

(Expressed in thousands of US dollars, unless otherwise stated)

18. Defined Benefit Plans (CONTINUED)

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

Plan Assets
The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans' weighted average asset allocation percentages by asset category at December 31:

	December 31, 2012		December 31, 2011	
($)	Pension Plan	SERP	Pension Plan	SERP
Cash and equivalents	1%	49%	2%	2%
Fixed income	99%	22%	98%	43%
Equity	–	29%	–	55%
Total	**100%**	**100%**	**100%**	**100%**

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by 6.2%
	Decrease by 0.5%	Increase by 6.8%
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by 0.3%

19. Income Tax Expense and Deferred Taxes

Total income tax expense consists of:

($)	December 31, 2012	December 31, 2011
Current tax expense	142,587	163,783
Deferred tax expense (recovery)	(14,311)	1,804
	128,276	**165,587**

Total income tax expense attributable to geographical jurisdiction is as follows:

($)	2012	2011
Turkey	74,052	94,781
China	52,794	70,131
Greece	847	260
Brazil	1,110	125
Canada	–	172
Romania	(540)	–
Other jurisdictions	13	118
	128,276	**165,587**

(Expressed in thousands of US dollars, unless otherwise stated)

Factors affecting income tax expense for the year:

($)	2012	2011
Profit before income tax	446,951	512,810
Canadian statutory tax rate	25.00%	26.50%
Tax on profit at Canadian statutory tax rate	**111,738**	**135,895**
Items that cause an increase (decrease) in income tax expense:		
Foreign income subject to different income tax rates than Canada	(18,256)	(23,973)
Derecognition (initial recognition) of deferred tax assets	–	(7,634)
Non-tax effected operating losses and capital gains	19,261	16,593
Non-deductible expenses and other items	12,179	9,302
Foreign exchange and other translation adjustments	(6,325)	18,699
Amounts under (over) provided in prior years	(50)	5,800
Investment tax credits	(15,846)	–
Withholding tax on foreign income	25,575	10,905
Income tax expense	**128,276**	**165,587**

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The change for the year in the Company's net deferred tax position was as follows:

($)	2012	2011
Net deferred tax (liability)		
Balance at January 1,	(332,320)	(330,512)
Deferred income tax (expense) recovery in the income statement	14,311	(1,804)
Deferred income tax charged to other comprehensive income	–	(12)
Adjustments to acquisitions	(495,744)	–
Other	(39)	8
Net balance at December 31,	**(813,792)**	**(332,320)**

The composition of the Company's net deferred income tax asset and liability and deferred tax expense (recovery) is as follows:

Type of temporary difference	**Deferred Tax Assets**		**Deferred Tax Liabilities**		**Expense (recovery) on the Income Statement**	
($)	2012	2011	2012	2011	2012	2011
Property, plant and equipment	2,428	1,838	852,556	346,687	7,506	9,259
Loss carryforwards	11,246	11,142	–	–	329	(4,561)
Liabilities	15,955	11,534	5,510	6,365	(5,372)	2,015
Investment tax credits	11,050	–	–	–	(11,050)	–
Other items	4,549	1,536	954	5,318	(5,724)	(4,909)
Balance at December 31,	**45,228**	**26,050**	**859,020**	**358,370**	**(14,311)**	**1,804**

(Expressed in thousands of US dollars, unless otherwise stated)

19. Income Tax Expense and Deferred Taxes (CONTINUED)

Unrecognized Deferred Tax Assets

($)	2012	2011
Tax losses	92,566	61,287
Other deductible temporary differences	4,471	9,639
Total unrecognized deferred tax assets	**97,037**	**70,926**

UNRECOGNIZED TAX LOSSES

At December 31, 2012 the Company had losses with a tax benefit of $92,566 (2011 – $61,287) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Expiry date ($)	Canada	Brazil	Greece	Australia	Total
2013	5,989	–	1,679	–	7,668
2015	6,030	–	8,355	–	14,385
2016	–	–	600	–	600
2025	7,946	–	–	–	7,946
2026	14,874	–	–	–	14,874
2027	10,729	–	–	–	10,729
2028	25,906	–	–	–	25,906
2029	23,457	–	–	–	23,457
2030	7,515	–	–	–	7,515
2031	45,375	–	–	–	45,375
2032	86,548	–	–	–	86,548
No Expiry	–	9,354	–	34,596	43,950
	234,369	**9,354**	**10,634**	**34,596**	**288,953**
Capital losses with no expiry	**146,309**	–	–	–	**146,309**
Tax effect of total losses not recognized	**76,881**	**3,180**	**2,127**	**10,378**	**92,566**

DEDUCTIBLE TEMPORARY DIFFERENCES

At December 31, 2012 the Company had deductible temporary differences for which deferred tax assets of $4,471 (2011 – $9,639) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

TEMPORARY DIFFERENCES ASSOCIATED WITH INVESTMENTS IN SUBSIDIARIES

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2012, these earnings amount to $1,397,881 (2012 – $1,028,127). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

TAX CREDITS

The Company has $3,900 (2011 – $18,600) of tax credits that have not been recognized.

OTHER FACTORS AFFECTING TAXATION

During the year the Turkish Lira has strengthened. This has caused a deferred income tax recovery during the year of $6,294 due to the increase in the value of the future tax deductions associated with the Turkish operations. The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the US dollar will cause significant volatility in the deferred income tax expense or recovery.

During the year the Company's income tax expense was reduced by $15,846 due to the benefit of investment tax credits associated with the Efemçukuru Mine in Turkey. In the current year, $4,796 of the investment tax credit was used while $11,050 is expected to be realized in future periods.

(Expressed in thousands of US dollars, unless otherwise stated)

20. Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting Common Shares ($)	Number of Shares	Total
At January 1, 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	3,399,096	30,115
Estimated fair value of share options exercised	–	9,410
Shares issued for cash upon exercise of warrants	96,629	1,485
At December 31, 2011	**551,682,917**	**2,855,689**
Shares issued upon exercise of share options, for cash	3,271,683	22,145
Estimated fair value of share options exercised	–	23,221
Shares issued for acquisition of subsidiary	157,959,316	2,380,140
Common shares issued for deferred phantom units	1,430,560	19,762
At December 31, 2012	**714,344,476**	**5,300,957**

21. Share-based Payments

(a) Share Option Plans

The Company has two share option plans ("Plans") approved by the shareholders under which share purchase options ("Options") can be granted to directors, officers, employees and consultants.

The Company's Employee Plan ("Employee Plan"), as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2012, a total of 6,269,117 options (2011 – 9,710,429) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company's Directors and Officers Plan ("D&O Plan") was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2012, a total of 8,112,250 Options (2011 – 9,687,704) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012		2011	
	Weighted Average Exercise Price CDN$	Number of Options	Weighted Average Exercise Price CDN$	Number of Options
At January 1,	12.60	8,616,113	9.49	8,720,524
Regular options granted	14.80	5,915,081	16.53	3,869,691
Replacement options granted on acquisition of European Goldfields Ltd (note 5)	9.73	4,713,248	–	–
Exercised	6.73	(3,271,683)	8.70	(3,399,096)
Forfeited	15.24	(898,315)	14.96	(575,006)
At December 31,	**13.68**	**15,074,444**	**12.60**	**8,616,113**

(Expressed in thousands of US dollars, unless otherwise stated)

21. Share-based Payments (CONTINUED)

At December 31, 2012, 10,293,934 share purchase options (December 31, 2011 – 4,992,624) with a weighted average exercise price of CDN$12.99 (December 31, 2011 – CDN$10.57) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2012				
	Total Options Outstanding			Exercisable Options	
Range of Exercise Price CDN$	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price CDN$	Shares	Weighted Average Exercise Price CDN$
$4.00 to $4.99	1,135,936	0.8	4.88	1,135,936	4.88
$5.00 to $5.99	66,250	1.1	5.92	66,250	5.92
$6.00 to $6.99	201,000	0.2	6.38	201,000	6.38
$7.00 to $7.99	725,000	2.6	7.13	725,000	7.13
$9.00 to $9.99	302,900	1.3	9.64	302,900	9.64
$10.00 to $10.99	162,922	4.0	10.85	54,306	10.85
$11.00 to $11.99	10,000	1.2	11.40	10,000	11.40
$12.00 to $12.99	744,485	4.0	12.70	330,649	12.66
$13.00 to $13.99	2,242,122	2.1	13.24	2,242,122	13.24
$14.00 to $14.99	325,622	4.5	14.61	184,094	14.72
$15.00 to $15.99	5,097,383	4.1	15.25	1,890,279	15.27
$16.00 to $16.99	4,016,824	3.3	16.57	3,114,064	16.55
$18.00 to $18.99	24,000	2.9	18.81	24,000	18.81
$19.00 to $20.02	20,000	3.8	19.19	13,334	19.19
	15,074,444	**3.2**	**13.68**	**10,293,934**	**12.99**

Share based payments expense related to share options for the year ended December 31, 2012 was $15,933 (2011 – $14,104).

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2012 and 2011 were:

	2012	**2011**
Risk-free interest rate (range)	**1.08% – 1.23%**	1.60% – 2.05%
Expected volatility (range)	**39% – 46%**	29% – 61%
Expected life (range)	**0.7 – 2.7 years**	0.8 – 2.8 years
Expected dividends	**CDN $0.10 to $0.12**	CDN $0.08 to $0.10
Forfeiture rate	**6%**	4%

The weighted average fair value per stock option was CDN$2.80 (2011 – CDN$3.75). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted Share Unit Plan

In March 2011, the Company commenced a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the remaining half vest on the first anniversary of the grant. The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

(Expressed in thousands of US dollars, unless otherwise stated)

The current maximum number of common shares authorized for issue under the RSU plan is 1,500,000. A total of 470,070 RSUs (2011 – 416,454) at a grant-date fair value of CDN$14.65 per unit were granted during the year ended December 31, 2012 (2011 – CDN$15.69) and 156,691 were exercisable at December 31, 2012 (2011 – 168,027).

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the RSU plan and changes during the year is as follows:

	2012	2011
At January 1,	253,587	–
Granted	470,070	416,454
Redeemed	(257,825)	(146,059)
Forfeited	–	(16,808)
At December 31,	**465,832**	**253,587**

As at December 31, 2012, 465,832 common shares purchased by the Company remain held in trust in connection with this plan (2011 – 253,587). At the end of the period, 80,011 RSUs are fully vested and exercisable (2011 – 21,968). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2012 was $5,159 (2011 – $5,166).

(c) Deferred Share Units Plan

In July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit ("DSU") Plan under which DSU's will be granted by the Board from time to time to independent directors ("participants"). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. The Termination Date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company's shares on the date of redemption. At December 31, 2012, 126,406 DSUs were outstanding (2011 – 65,982 DSUs) with a value of $1,626 (2011 – $910), which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $702 for the year ended December 31, 2012 (2011 – $452).

(d) Deferred Phantom Units

In accordance with the acquisition agreement of EGU (note 5), the EGU DPUs will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement. The DPU plan was amended to allow for share settlement only. Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. During the year, 1,430,560 DPUs were exercised. The remaining 500,982 DPUs are expected to be exercised during 2013.

22. Supplementary Cash Flow Information

($)	December 31, 2012	December 31, 2011
Changes in non-cash working capital		
Accounts receivable and other	(47,729)	(7,902)
Inventories	(18,346)	(13,299)
Accounts payable and accrued liabilities	(86,397)	31,149
Total	**(152,472)**	**9,948**
Supplementary cash flow information		
Income taxes paid	105,364	134,594
Interest paid	4,013	7,856
Non-cash investing and financing activities		
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	2,440,375	–

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

23. Financial Risk Management

23.1 FINANCIAL RISK FACTORS

Eldorado's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado's financial performance.

(a) Market Risk

(i) Foreign Exchange Risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency.

Eldorado's cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the US dollar.

The table below summarizes Eldorado's exposure to the various currencies denominated in the foreign currency, as listed below:

(thousands)	Canadian Dollar	Australian Dollar	Euro	Swedish Krona	Romanian Lei	British Pound	Turkish Lira	Chinese Renminbi	Brazilian Real
Cash and cash equivalents	256,134	1,141	2,806	-	3,874	305	3,608	691,460	2,442
Marketable securities	1,979	-	-	-	-	-	-	-	-
Accounts receivable and other	2,147	-	7,418	38,775	3,471	-	26,082	142,235	35,279
Accounts payable and accrued liabilities	(12,670)	-	(33,744)	-	(1,474)	-	(61,235)	(687,162)	(6,807)
Debt	-	-	-	-	-	-	-	(64,998)	-
Net balance	**247,590**	**1,141**	**(23,520)**	**38,775**	**5,871**	**305**	**(31,545)**	**81,535**	**30,914**
Equivalent in US dollars	248,857	1,187	(31,013)	5,967	1,749	495	(17,696)	12,972	15,132

Based on the balances as at December 31, 2012, a 1% increase/decrease in the US dollar exchange rate against all of the other currencies on that date would have resulted in a increase/decrease of approximately $2,377 in profit before taxes. There would be no effect in other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal Price Risk and Other Price Risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

(Expressed in thousands of US dollars, unless otherwise stated)

Eldorado's other price risk includes equity price risk, whereby the Company's investments in marketable securities are subject to market price fluctuation.

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The majority of the Company's debt is in the form of notes with a fixed interest rate of 6.13%. As at December 31, 2012 the average interest rate in Eldorado's debt was 6.09% (2011 – 6.09%). A 10% increase or decrease in the interest rate on debt held at December 31, 2012 would result in a $63 increase or decrease (2011 – $125) in the Company's profit before tax.

(b) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2012, approximately 71% (2011 – 37%) of Eldorado's cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2012.

(c) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in Note 16.

23.2 CAPITAL RISK MANAGEMENT

Eldorado's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation. This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2012, our debt to capital ratio was 9.6% (2011 – 2.4%) and our debt to EBITDA ratio was 1.01 (2011 – 0.12).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

23.3 FAIR VALUE ESTIMATION

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Notes to the Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

23. Financial Risk Management (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2012 include:

($)	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale financial assets				
Marketable securities	1,988	1,988	-	-
Total assets	**1,988**	**1,988**	**-**	**-**

No liabilities are measured at fair value on a recurring basis as at December 31, 2012.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

24. Commitments

The Company's contractual obligations, not recorded on the balance sheet, at December 31, 2012, include:

($)	2013	2014	2015	2016 and Later
Operating leases and capital expenditures	6,644	7,095	4,399	9,919
Purchase obligations	171,621	21,767	16,079	29,036
Totals	**178,265**	**28,862**	**20,478**	**38,955**

Purchase obligations in 2013 relate primarily to mine expansion projects at Kişladağ, mine development projects at Tocantinzinho and Eastern Dragon as well as operating and maintenance supply contracts at our operating mines.

25. Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2012, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado's financial position, results of operations or cash flows.

(Expressed in thousands of US dollars, unless otherwise stated)

26. Related Party Transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

($)	2012	2011
Salaries and other short-term employee benefits	12,206	18,897
Termination benefits	–	732
Defined benefit pension plan	1,900	2,088
Share based payments	11,959	10,654
	26,065	**32,371**

In November, 2012, our wholly owned subsidiary, Eldorado Gold Cooperatief U.A. ("the Coop"), entered into a bridge loan agreement with Nordic, a significantly influenced investment, for SEK 38,775,000 ($5,967). The loan is to be settled by way of Nordic units at the time of Nordic's new rights subscription. The loan is to be repaid in full, plus accrued interest at a rate of 15% per annum. On January 22, 2013, the Nordic rights issue was fully subscribed and the Coop was issued 35,250,000 shares in Nordic at SEK 1.10 per share and was paid SEK 545,732 ($84) in accrued interest.

27. Financial Instruments by Category

FAIR VALUE

The following table provides the carrying value and the fair value of financial instruments at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
($)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held-for-trading				
Restricted assets and other (SERP)	–	–	14,456	14,456
Available-for-sale				
Marketable securities	1,988	1,988	2,640	2,640
Loans and receivables				
Cash and cash equivalents	816,843	816,843	393,763	393,763
Restricted cash	241	241	55,390	55,390
Accounts receivable and other	105,600	105,600	34,630	34,630
Restricted assets and other	31,846	31,846	23,974	23,974
Financial Liabilities				
Accounts payable and accrued liabilities	224,567	224,567	168,367	168,367
Debt	593,315	593,315	81,031	81,031

28. Production Costs

($)	2012	2011
Production costs		
Labor	90,709	59,079
Fuel	36,641	30,580
Reagents	44,156	39,873
Electricity	38,612	31,753
Mining contractors	58,628	31,677
Operating and maintenance supplies and services	100,216	73,532
Site general and administrative costs	26,082	19,210
Inventory change	(12,448)	13,185
Royalties, production taxes and selling expenses	45,350	47,595
Total production costs	**427,946**	**346,484**

29. Interest and Financing Costs

($)	2012	2011
Interest expense	4,203	4,208
Financing fees	2,780	1,123
Total interest and financing costs	**6,983**	**5,331**

30. Earnings Per Share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

(in thousands)	December 31, 2012	December 31, 2011
Weighted average number of ordinary shares used in the calculation of basic earnings per share	689,007	549,791
Diluted impact of stock options	1,662	1,834
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**690,669**	**551,625**

The earnings used to calculate basic and diluted earnings per share for the year ended December 31, 2012 were $305,302 (2011 – $318,662).

(Expressed in thousands of US dollars, unless otherwise stated)

31. Segment Information

IDENTIFICATION OF REPORTABLE SEGMENTS

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2012, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

31.1 GEOGRAPHICAL SEGMENTS

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan ("TJS"), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece. The Romania reporting segment includes the Certej development project. Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

				2012			
($)	Turkey	China	Brazil	Greece	Romania	Other	Total
Information about profit and loss							
Metal sales to external customers	550,781	502,494	45,565	48,701	-	-	1,147,541
Production costs	132,390	220,476	36,443	38,637	-	-	427,946
Depreciation	19,023	80,853	5,277	6,463	-	1,913	113,529
Gross profit	**399,368**	**201,165**	**3,845**	**3,601**	**-**	**(1,913)**	**606,066**
Other material items of income and expense							
Exploration expense	8,504	12,635	10,379	1,574	150	6,279	39,521
Income tax expense	74,052	52,794	1,110	847	(540)	13	128,276
Additions to property, plant and equipment during the year	191,659	119,571	18,843	79,800	9,923	1,315	421,111
Information about assets and liabilities							
Property, plant and equipment*	699,182	1,952,545	198,586	2,422,868	593,210	2,351	5,868,742
Goodwill	-	365,928	-	473,782	-	-	839,710
	699,182	**2,318,473**	**198,586**	**2,896,650**	**593,210**	**2,351**	**6,708,452**
Debt	-	10,341	-	-	-	582,974	593,315

*Net of revenues from sale of pre-commercial production

(Expressed in thousands of US dollars, unless otherwise stated)

31. Segment Information (CONTINUED)

	2011					
($)	Turkey	China	Brazil	Greece	Other	Total
Information about profit and loss						
Metal sales to external customers	458,985	587,889	56,863	–	–	1,103,737
Production costs	117,189	198,995	30,300	–	–	346,489
Depreciation	11,342	104,154	4,689	–	2,229	122,414
Gross profit	**330,454**	**284,740**	**21,874**	**–**	**(2,229)**	**634,839**
Other material items of income and expense						
Exploration expense	10,515	8,741	5,639	–	5,878	30,773
Income tax expense	94,781	70,131	125	260	290	165,587
Additions to property, plant and equipment during the year	166,601	82,249	17,532	2,902	2,062	271,346
Information about assets and liabilities						
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	–	365,298	–	–	–	365,928
	591,896	**2,269,721**	**185,667**	**163,239**	**3,315**	**3,213,838**
Debt	–	81,031	–	–	–	81,031

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

31.2 ECONOMIC DEPENDENCE

At December 31, 2012, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd. of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	Zijin Refinery
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

31.3 SEASONALITY/CYCLICALITY OF OPERATIONS

Management does not consider operations to be of a significant seasonal or cyclical nature.

32. Events Occurring After the Reporting Date

On January 11, 2013 the government of Greece has enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. The Company calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of the EGU acquisition based on the 20% Greek income tax rate, as this was the legislated tax rate at the acquisition date.

As required by IAS 12, "Income Taxes", when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. The adjustment is required to be charged to deferred income tax expense. The Company anticipates that the increase in the Greek income tax rate from 20% to 26% will increase the deferred tax liability and the deferred tax expense by $130.0 million or approximately $0.18 per share in the first quarter of 2013.

Board of Directors, Officers and Senior Management Team

BOARD OF DIRECTORS

Robert R. Gilmore[1,2]
Denver, CO, USA
Non-executive Chairman of the Board
(Independent Director)

Timothy C. Baker[4*]
Toronto, ON, Canada
(Independent Director)

K. Ross Cory[1,3]
Vancouver, BC, Canada
(Independent Director)

Geoffrey A. Handley[2,4]
Bronte, NSW, Australia
(Independent Director)

Wayne D. Lenton[2,4]
Tucson, AZ, USA
(Independent Director)

Michael A. Price[1,4]
London, UK
(Independent Director)

Jonathan A. Rubenstein[2,3]
Vancouver, BC, Canada
(Independent Director)

Donald M. Shumka[1,3]
Vancouver, BC, Canada
(Independent Director)

Paul N. Wright
Vancouver, BC, Canada
Chief Executive Officer
Eldorado Gold Corporation

Committees of the Board of Directors
[1]Audit Committee
[2]Compensation Committee
[3]Corporate Governance and Nominating Committee
[4]Sustainability Committee

*Tim Baker resigned his position as an Independent Director effective December 31, 2012.

EXECUTIVE OFFICERS

Paul N. Wright
Chief Executive Officer

Norman S. Pitcher
President

Fabiana E. Chubbs
Chief Financial Officer

Paul J. Skayman
Chief Operating Officer

Dawn L. Moss
Executive Vice President,
Administration and Corporate Secretary

SENIOR MANAGEMENT

Dale L. Churcher
Vice President, Engineering

Doug M. Jones
Senior Vice President, Operations

Peter D. Lewis
Vice President, Exploration

Nancy E. Woo
Vice President, Investor Relations

David A. Bickford
Vice President and General Manager,
Turkey

Eduardo E. Moura
Vice President and General Manager,
Greece

Lincoln Silva
Vice President and General Manager,
Brazil

Nicolae Stanca
Vice President and General Manager,
Romania

Hailong Xu
Vice President and General Manager,
China

Corporate Information

OFFICES

Canada (Head Office)
Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC
V6C 2B5 Canada
Tel: 604.687.4018
Fax: 604.687.4026
Toll-Free: 1.888.353.8166

Turkey
Tüprag Metal Madencilik Sanayi Ve Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara Turkey
Tel: 90.312.468.4536
Fax: 90.312.468.2646

China
Eldorado Gold Corporation
Room 1001, West Tower
LG Twin Towers
B-12 Jianguomenwai Avenue
Chaoyang District, Beijing
100022 China
Tel: 86.10.5828.7966
Fax: 86.10.5828.7967

Greece
Hellas Gold SA & Thracean Gold Mining SA
23A Vasilissis Sofias Avenue
Athens
10674 Greece
Tel: 30.214.687.0000
Fax: 30.214.687.0095

Brazil
Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 - Santo Agostinho
Belo Horizonte, MG
CEP 30180-112 Brazil
Tel: 55.31.2101.3753
Fax: 55.31.2101.3758

Romania
Deva Gold SA
Piata Unirii No.9
Deva, Hunedoara County
Romania
Tel: 40.25.423.3680
Fax: 40.25.423.3682

Barbados
Eldorado Gold (Barbados) Limited
White Park House
White Park Road
Bridgetown, Barbados
BB11135
Tel: 246.271.5357
Fax: 246.271.5357

The Netherlands
Eldorado Gold (Netherlands) BV
Barbara Strozzilaan 101
1083 HN
Amsterdam, The Netherlands
Tel: 31.(0)20.450.9610
Fax: 31.(0)20.450.9611

AUDITORS

KPMG LLP
Vancouver, BC Canada

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP
Vancouver, BC Canada

Dorsey & Whitney LLP
Denver, CO USA

Shareholder Information

STOCK EXCHANGES
The Toronto Stock Exchange Symbol: ELD
The New York Stock Exchange Symbol: EGO

TRANSFER AGENT AND REGISTRAR
Valiant Trust Company
600-750 Cambie Street
Vancouver, BC
V6B 0A2 Canada
Shareholder Inquiries Line: 1.866.313.1872
inquiries@valianttrust.com

INVESTOR CONTACT INFORMATION
For inquiries related to shares or dividends:
Valiant Trust Company
Shareholder Inquiries
Line: 1.866.313.1872
inquiries@valianttrust.com

For inquiries related to Eldorado Gold's operating activities and financial performance:
Nancy Woo
Vice President Investor Relations
604.687.4018
info@eldoradogold.com

ANNUAL GENERAL MEETING
May 2, 2013
3:00pm Pacific Time

Hyatt Regency Hotel
655 Burrard Street
Vancouver, BC

COMPANY FILINGS
www.sedar.com
www.sec.gov

SOURCES OF SHAREHOLDER INFORMATION
This Annual Report is one of several sources of information for shareholders of Eldorado Gold Corporation.
Other sources include:
- The audited consolidated financial statements published annually.
- The consolidated interim financial statements published quarterly.
- The Management Proxy Circular describing the matters to be considered at the Annual Meeting of Shareholders.
- The Annual Information Form, Form 40-F and other corporate and continuous disclosure documents available on the Company's website, the Canadian Depository for Securities (CDS) SEDAR website *www.sedar.com* and the US Securities and Exchange Commission (SEC) EDGAR website *www.sec.gov*.

Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to the NYSE Listed Company Manual is available on the Company's website at *www.eldoradogold.com*.

Cautionary Notes

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements and information in this Annual Report, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to our strategy, plans, goals, outlook, financial disclosure; our future financial and operational performance, price of gold and other commodities, cash flow, cash costs, targets, production and expenditures; our mineral reserves and resources estimates; and our proposed mine development (including permitting), exploration, acquisitions and other events and developments that have not yet happened. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

With respect to forward-looking statements and information included in this Annual Report, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions on our business; the political and economic environment in which we operate; and the ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include, among other things, the following:

- gold and other metal price volatility and the impact of any related hedging activities;
- risks of not meeting production and cost targets;
- discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
- subjectivity of estimating mineral resources and reserves and the reliance on available data and assumptions and judgments used in interpretation of such data;
- depletion of quantities of grades of reserves;
- infrastructure, water, energy and other commodity availability and costs and the impact on capital and operating costs and exploration, development and production schedules;
- prices for energy inputs, labour, material costs, supplies on services (including shipping) remaining consistent with expectations;
- currency fluctuations;
- risks associated with maintaining substantial levels of indebtedness, including restrictions on operations;
- regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;
- changes in law and regulatory requirements, including environmental regulations;
- risks of sovereign investment and operating in foreign countries, including controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct business;
- risk associated with joint ventures;
- speculative nature of gold and other mineral exploration and uncertainties associated with mineral exploration;
- developments, mining and operational risk, including timing, hazards and accidents associated with mining operations and losses which are uninsured or uninsurable;
- increased capital requirements and the ability to obtain financing;
- environmental risks;
- competition;
- the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;
- title permitting and licenses risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;
- litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;
- community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
- taxation, including change in tax laws and interpretations of tax laws;
- volatility of global and local economic climate;
- climate change risk;
- the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipated;
- the impact of acquisitions, including expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions; and
- share capital dilution and share price volatility.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this Annual Report except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note about Production Outlook, Guidance and Estimates

Readers are cautioned that production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from our estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above which are, in many instances, beyond our control, including: (i) global and local economic conditions; (ii) pricing and cost factors; (iii) unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time; and (iv) unfavourable regulatory developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements. The production outlook, guidance and estimates reflect certain assumptions by us, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists all of which assumptions are difficult to predict and many of which are beyond our control. Accordingly, there can be no assurance that the outlook, guidance and estimates are indicative of our future performance or that actual results would not differ materially from those in the outlook, guidance and estimates.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.



DESIGN BY PORCARO COMMUNICATIONS PRINTED BY RR DONNELLEY

JINFENG PROCESSING PLANT, CHINA

ELDORADO GOLD CORPORATION
1188 Bentall 5, 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

T: 604.687.4018
F: 604.687.4026

www.eldoradogold.com
info@eldoradogold.com

TSX : ELD
NYSE : EGO


WORLD
GOLD
COUNCIL
MEMBER


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C101537

KIŞLADAĞ GOLD MINE, TURKEY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **April 2013**

Commission File Number **001-31522**

ELDORADO GOLD CORPORATION
(Translation of registrant's name into English)

1188-550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION



Date: April 3, 2013

Fabiana Chubbs
Chief Financial Officer

INDEX TO EXHIBITS

99.1 Eldorado Gold Corporation Annual Report